EXHIBIT 99.3

Who We Are

Eldorado Gold is a Canadian mid-tier gold and base metals producer with more than 25 years of experience building and operating mines in Europe and the Americas. The Company is dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where it operates.

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, Eldorado is conducting its 2021 Annual and Special Meeting of Shareholders this year in a virtual-only format using the LUMI meeting platform.

Voting by proxy is the easiest way to vote your shares. Please refer to your form of proxy or voting instruction form included in this package or to the FAQs section on page 6 of this Proxy Circular for more information on the voting methods available to you.

Cover image: Underground at Efemçukuru, Turkey.

Table of Contents

Governance
Proxy Summary ……………………………………………………..	1
Board and Governance Highlights …………………………………	2
2021 Notice of the Annual and Special Meeting of Shareholders ………………………	3
General Information ……………………………………………………..	5
FAQs ……………………………………………………..	6
Business of Meeting ……………………………………………………..	13
Receiving Our Financial Statements and the Auditor’s Report ………………………..	13
Electing Directors ……………………………………………………..	13
Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay ……….	14
Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay” …………….	14
Approving Amendments to the Performance Share Unit Plan …………………………….	15
Other Business ……………………………………………………..	15
About Our Director Nominees ……………………………………………………..	16
Meeting Attendance ……………………………………………………..	25
Environmental, Social and Governance ……………………………………………………..	27
Social ……………………………………………………..	28
Diversity and Inclusion ……………………………………………………..	29
Governance ……………………………………………………..	31
About the Board ……………………………………………………..	33
Board Committees ……………………………………………………..	43
Audit Committee ……………………………………………………..	43
Sustainability Committee ……………………………………………………..	44
Corporate Governance and Nominating Committee ……………………………	44
Compensation Committee ……………………………………………………..	45
Technical Committee ……………………………………………………..	46

Compensation Discussion & Analysis (“CD&A”)
Statement of Executive Compensation ……………………………………………………..	48
Letter to Shareholders ……………………………………………………..	49
Compensation Philosophy and Objectives ……………………………………………………..	50
Peer Group Selection ……………………………………………………..	51
Managing Compensation Risk ……………………………………………………..	52
Determining Compensation ……………………………………………………..	55
Compensation Components and 2020 Compensation Decisions ………………..	57
Compensation Tables and Disclosures …………………………………………….	67
Incentive Plan Awards …………………………………………………..	69
Director Compensation …………………………………………………..	74

Other Information ……………………………………………………..	79
Directors’ Approval ……………………………………………………..	89

Schedule A – Board of Directors: Terms of Reference ………………..	90
Schedule B – Amended and Restated Performance Share Unit Plan ………………..	94
Cautionary Note about Forward-looking Statements and Information ………………..	104

Governance

Proxy Summary

This summary highlights information contained in our Management Proxy Circular (“Circular”). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

 Annual and Special Meeting Details

Date	Location	Time
Thursday, June 10, 2021	Virtual meeting using the LUMI meeting platform at web.lumiagm.com/217854553	3:00p.m. Pacific time

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, Eldorado is conducting the 2021 Annual and Special Meeting of Shareholders (“2021 Annual Meeting”) this year in a virtual-only format using the LUMI meeting platform. Registered shareholders and duly appointed proxyholders (who have been properly registered prior to the meeting) will be able to vote and ask questions at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the meeting as a guest and view the webcast, but will not be able to participate or vote at the meeting. Additional information on what is required to attend the meeting virtually can be found on page 7.

Shareholder Voting Matters

Business item	Management’s recommendation	Reference page
Election of directors	FOR	13
Appoint auditors	FOR	14
Authorize Board to set auditor pay	FOR	14
Advisory vote on compensation	FOR	14
Approve amendments to the Performance Share Unit (“PSU”) Plan	FOR	15

Director Nominees

		Other			2020 Board		2020 AGM vote
	Principal	public	Year first		and committee	Committee	result (“for”)
Director	occupation	boards	appointed	Independent	attendance (%)	participation	(%)
George Albino	Corporate director	1	2016	Yes	100	CGNC,	98.67
						Compensation,
						Technical
George Burns	President & CEO,	1	2017	No	100		99.14
	Eldorado
Teresa Conway	Corporate director	1	2018	Yes	100	Audit, Compensation	99.06
						(Chair)
Catharine Farrow	President,	3	2020	Yes	100	Technical (Chair),	99.39
	FarExGeoMine Ltd.					Compensation,
						Sustainability
Pamela Gibson	Corporate director	0	2014	Yes	100	CGNC (Chair), Audit,	99.05
						Sustainability
Judith Mosely	Corporate director	2	2020	Yes	100	Sustainability (Chair),	–
						Audit
Steven Reid	Corporate director	1	2013	Yes	100	Compensation,	99.07
						Technical
John Webster	Corporate director	1	2015	Yes	100	Audit (Chair),	99.23
						CGNC

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Board and Governance Highlights

Current Board composition		Page

Size of Board	8	13
Number of independent directors	7 (88%)	16
Average tenure of independent directors	4 years (1)	16
Number of women directors	4 (50%) (2)	16
Independent Chair and Board committees	Yes	34
In-camera sessions of independent directors	Yes	25
Board-evaluation process	Yes	36
Board succession planning	Yes	36
Board orientation and continuing education	Yes	38
Board site visits	Yes	38
Share ownership policies for directors	Yes	39

Shareholder rights
Annual election of directors	Yes	13
Directors elected individually (not by slate)	Yes	16
Majority Voting Policy for directors	Yes	14
Advance Notice Policy	Yes	14
Dual-class shares	No	–
Shareholder Engagement Policy	Yes	41

Governance
Code of Conduct and Business Ethics	Yes	31
Anti-Bribery and Anti-Corruption Policy	Yes	32
Anti-Hedging	Yes	32
Diversity Policy	Yes	29
Board succession planning	Yes	36
Overboarding Policy	Yes	37
Term limits	No	37
Retirement age for directors	Yes	38
Independence review and disclosure of 10-plus-years directors	Yes	37
Executive succession planning	Yes	28

Compensation
Advisory vote on executive compensation	Yes	14
Executive Compensation Recovery Policy (“Clawback Policy”)	Yes	54

Notes:

(1) If all director nominees are elected, the average tenure of independent directors will be four years.

(2) If all director nominees are elected, the number of women directors will be four (50%).

2	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

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2021 Notice of the Annual and Special Meeting of Shareholders

When

Thursday, June 10, 2021, at 3:00p.m. Pacific time

Where

In response to the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of its shareholders, employees and local communities, Eldorado is conducting its Annual and Special Meeting this year in a virtual-only format using the LUMI meeting platform at web.lumiagm.com/217854553.

Items of Business

1. Receive our 2020 annual audited financial statements (page 13)

2. Elect eight directors for the coming year (page 13)

3. Re-appoint KPMG as auditor for the coming year (page 14)

4. Authorize the directors to set the auditor’s pay (page 14)

5. Approve a non-binding advisory resolution on executive compensation (page 14)

6. Approve an ordinary resolution approving certain amendments to the Performance Share Unit Plan (page 15)

Your Vote Is Important

You are entitled to receive this notice to vote at our 2021 Annual and Special Meeting of Shareholders (“2021 Annual Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 20, 2021 (“the record date” for the 2021 Annual Meeting). Registered shareholders and duly appointed proxyholders (who have been properly registered prior to the meeting) will be able to attend, participate and vote at the 2021 Annual Meeting online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the 2021 Annual Meeting as a guest and view the webcast, but will not be able to participate or vote at the 2021 Annual Meeting. Additional information on how to attend the 2021 Annual Meeting virtually can be found on page 11.

Notice and Access

We are using notice-and-access procedures to deliver our 2021 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of May 10, 2021, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

The Circular contains important information about the meeting, including what is required to attend the meeting virtually. We encourage and remind you to access and review the Circular prior to voting.

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Governance

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5 Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

Submitting Your Vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. (Pacific time) on Tuesday, June 8, 2021, to our transfer agent at:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. (Pacific time) on Tuesday, June 8, 2021.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by telephone at 1 877 452 7184 toll-free in North America, or 1 416 304 0211 outside of North America, or by email at assistance@laurelhill.com.

By order of the Board,

“Karen Aram”

Karen Aram

Corporate Secretary

Vancouver, BC

April 27, 2021

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General Information

Eldorado Gold

In this document, “we,” “us,” “our,” “Eldorado,” “Company” and “Corporation” mean Eldorado Gold Corporation.

Shareholders

“You,” “your” and “shareholder” mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

Date of Information

Information in this document is as of April 20, 2021, unless otherwise stated.

Exchange Rate

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2020 reported by the Bank of Canada of CDN$1.00 = USD$0.7461, unless otherwise noted.

Additional Information

You can find financial information relating to Eldorado in our Consolidated Financial Statements and MD&A dated December 31, 2020.

See our MD&A, financial statements and our Annual Information Form (“AIF”) or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado’s name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5

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Governance

FAQs

Who can vote?

If you hold Eldorado common shares at the close of business on April 20, 2021 (the “record date”), you are entitled to receive notice and vote at our 2021 Annual Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?	Should you have any questions not covered in the section,
We are voting on the following items of business:	please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:

• Election of directors

• Appointment of auditors

• Authorizing the directors to set auditor pay

• Approval of a non-binding advisory resolution on executive compensation

• Approval of certain amendments to the Performance Share Unit Plan

t: 1 877 452 7184 (toll-free within North America) e: assistance@laurelhill.com Outside North America, banks and brokers can call collect: 1 416 304 0211

What approval is required?

All items of business require approval by a majority of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As at April 20, 2021, we had a total of 181,807,030 common shares issued and outstanding.

Does any shareholder beneficially own 10% or more of the outstanding common shares?

Yes. Van Eck Associates Corporation, according to their most recent public filings, holds 19,711,613 of our common shares (11.28%) and

BlackRock, Inc. holds 21,393,934 of our common shares (12.22%) as of the record date.

We are not aware of any other shareholders who beneficially own, either directly or indirectly, or exercise control or direction over,

10% or more of our outstanding common shares.

Are you aware of any interest of insiders in material transactions?

No. Other than as disclosed in this Circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had during 2020 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest on any item of business?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2020 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors and appointing the independent auditor or the approval of certain amendments to the PSU Plan (by virtue of such executive officers being eligible to receive grants of PSUs under the PSU Plan).

How will I receive the meeting materials?

Under the notice-and-access provisions, a Notice of Meeting will be mailed to registered owners of Eldorado common shares on April 20, 2021, along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado’s website (www.eldoradogold.com/shareholder-materials).

6	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

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If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and Annual Return Card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners (“OBOs”) are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners (“NOBOs”) are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate or Direct Registration System (“DRS”) Advice in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in one of two ways:

•	Attend the meeting and vote your shares virtually at the 2021 Annual Meeting
•	Appoint someone else as your proxyholder (and register your proxyholder with Eldorado’s transfer agent Computershare Trust Company of Canada (“Computershare”) prior to the meeting) to attend the 2021 Annual Meeting virtually and vote your shares for you

You can vote by proxy in one of three ways:

•	Complete, sign and return your form of proxy by mail in the pre paid envelope provided
•	Vote by telephone by following the instructions on your form of proxy
•	Visit the website indicated on your proxy and follow the instructions there

See “How do I attend the meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder?” in this section for information on how to attend and vote virtually at the 2021 Annual Meeting.

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes. If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy. Print the name of the person you want (your proxyholder), in the space provided. Your proxyholder doesn’t need to be a shareholder. Your proxyholder must attend the meeting virtually in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting virtually.

How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the virtual meeting?

If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email so that your proxyholder can attend, vote and participate in the virtual 2021 Annual Meeting,

Once you have submitted your proxy, you must register your proxyholder, which must be done no later than 3:00p.m. (Pacific time) on Tuesday, June 8, 2021. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with a unique username which, along with the case-sensitive password “eldorado2021,” will allow your proxyholder to attend the meeting by logging into the live webcast and to vote at the meeting using the LUMI meeting platform. Without a username, you or your proxyholder will not be able to ask questions or vote at the meeting. Please see “How do I attend the meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder?” in this section.

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Governance

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

•	Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
•	Have your intermediary appoint you as proxyholder (and register you as proxyholder with Computershare prior to the meeting) to attend the meeting and vote your shares virtually
•	Have your intermediary appoint someone else as your proxyholder (and register your proxyholder with Computershare prior to the meeting) to attend the meeting and vote your shares for you virtually

You can submit your voting instruction form in one of three ways:

•	Complete, sign and return your voting instruction form by mail as instructed on the form
•	Vote by telephone by following the instructions on your voting instruction form
•	Visit the website indicated on your voting instruction form and follow the instructions there

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

If you plan to attend and vote at the virtual meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person. In addition, for your proxyholder to attend, vote and participate in the virtual 2021 Annual Meeting, you must also register the appointment of your proxyholder.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

Your proxyholder (whether the proxyholder is you or another person) must attend the meeting virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that he or she has been appointed and that he or she must attend the meeting virtually.

How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the meeting?

If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares as set out above, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email.

Registering your proxyholder (whether the proxyholder is you or another person) is an additional step once you have submitted your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares and must be completed no later than 3:00p.m. (Pacific time) on Tuesday, June 8, 2021. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving a username to participate in the meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual meeting on your behalf.

If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with a unique username which, along with the case-sensitive password “eldorado2021,” will allow your proxyholder to attend the meeting by logging into the live webcast and to vote at the meeting using the LUMI meeting platform. Without a username, you or your proxyholder, as applicable, will not be able to ask questions or vote at the meeting. Please see “How do I attend the meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder?” in this section for more information.

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What if I am a non-registered shareholder in the United States?

In order to attend and vote at the virtual meeting if you are a non-registered shareholder in the United States (“US Beneficial Shareholder”), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the virtual meeting, you must submit a copy of your legal proxy to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

And via email at

USlegalproxy@computershare.com

Requests for registration must be labelled as “Legal Proxy” and be received no later than 3:00p.m. (Pacific time) on Tuesday, June 8, 2021. You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under “How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the meeting?”. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with a unique username which, along with the case-sensitive password “eldorado2021,” will allow your proxyholder to attend the meeting by logging into the live webcast and to vote at the meeting using the LUMI meeting platform. Without a username, you or your proxyholder, as applicable, will not be able to ask questions or vote at the meeting. Please see “How do I attend the meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder?” in this section.

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & Chief Executive Officer (“CEO”) or, failing him, Timothy Garvin, Executive Vice President (“EVP”) and General Counsel as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the form of proxy and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor’s pay

FOR approval of a non-binding advisory resolution on executive compensation

FOR approval of amendments to the Performance Share Unit Plan

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy.

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How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP Suite 2900, 550 Burrard Street Vancouver, BC V6C 0A3 Attention: Georald Ingborg

If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.

In addition, if you are a registered shareholder and log in to the virtual meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the virtual meeting as a guest, and will not be able to vote or participate in the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR website (www.sedar.com), under our Company profile, after the meeting.

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by 3:00p.m. (Pacific time) on Tuesday, June 8, 2021, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which we estimate to be approximately CDN$40,000 plus disbursements.

Any questions related to voting your shares and requests for assistance may be directed to the proxy solicitation agent:

t: 1 877 452 7184 (toll-free within North America)

e: assistance@laurelhill.com

Outside North America, banks and brokers can call collect: 1 416 304 0211

10	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

How do I attend the meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder?

Only shareholders of record at the close of April 20, 2021, and duly appointed proxyholders who have registered prior to the meeting may virtually attend, participate and vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the meeting as a guest and view the webcast but will not be able to participate or vote at the meeting.

Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders can attend the meeting by:

1)	Going to web.lumiagm.com/217854553
2)	Clicking “I have a login” and entering a username and password before the start of the meeting
For registered shareholders:
•	Username: 15-digit control number located on the form of proxy or in the email notification you received
•	Password (case sensitive): eldorado2021
•	For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:
•	Username: Computershare will provide the proxyholder with a username after the voting deadline has passed if the proxyholder is properly registered prior to the meeting
•	Password (case sensitive): eldorado2021

In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing a username.

It is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website www.lumiglobal.com/faq for additional information.

Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting as a guest by:

1) Going to web.lumiagm.com/217854553

2) Clicking “I am a guest” and completing the online form

If I attend the meeting virtually, will I be able to ask questions during the meeting?

Any registered shareholders and duly appointed proxyholders attending the virtual meeting will be able to ask questions by sending a written message to the Chair of the meeting through the LUMI meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting.

Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the questions to be responded to and the amount of time allocated to each question. The Chair may edit or reject questions considered inappropriate. Eldorado values shareholder feedback and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the virtual-only meeting as in prior years when it was possible to attend meetings in person.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	11

Governance

What if I have further questions about voting?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

t: 1 800 564 6253 (toll-free within North America) or 1 514 982 7555

f: 1 866 249 7775 (toll-free within North America) or 1 416 263 9524

www.computershare.com

Additional Information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2020, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado’s name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

t: 1 604 687 4018 or 1 888 353 8166 (toll-free)
f: 1 604 687 4026

11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5

12	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Business of Meeting

1. Receiving Our Financial Statements and the Auditor’s Report

Both our Consolidated Financial Statements for the year ended December 31, 2020, and the auditor’s report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP (“KPMG”), our independent auditor for 2020, will be at the meeting to answer any questions about the auditor’s report.

2. Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that eight directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Our director nominees for 2021 are as follows:
George Albino	Pamela Gibson
George Burns	Judith Mosely
Teresa Conway	Steven Reid
Catharine Farrow	John Webster

Each of the director nominees is well-qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 16.

Majority Voting

The Board adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange (“TSX”) rules; it requires any nominee for election as a director who receives a majority of the votes “withheld” than votes “for” to submit his or her resignation to the Board. The Corporate Governance and Nominating Committee (“CGNC”) will then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation. The Board, within 90 days of the relevant shareholder meeting, will consider the CGNC’s recommendation and promptly announce the Board’s decision to accept or reject the resignation offer by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the Board where the resignation is to be considered. Absent exceptional circumstances, the Board will accept the resignation, which will become effective upon the Board’s acceptance. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the Board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

Advance Notice Policy

Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (11th Floor, 550 Burrard Street, Vancouver, BC V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2021 Annual Meeting, the required information must be sent to our Corporate Secretary by May 10, 2021. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under our Company’s name.

We recommend that you vote FOR the election of the director nominees.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	13

Governance

3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor’s pay for 2021.

KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit

Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2020 (USD$)	2019 (USD$)
Audit fees	1,422,726	1,343,200	Total fees for audit services
Audit-related fees	105,025	64,500	Majority of fees relate to French translations
All other services	–	–
Total	1,527,751	1,407,700

We recommend that you vote FOR the appointment of KPMG as our auditor for the ensuing year and FOR authorizing the Board to set the auditor’s pay.

4. Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

The Board approved a policy on “say on pay” and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado’s executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as “CD&A”) of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the Company’s profile on the SEDAR website (www.sedar.com).

We are pleased to report that in 2019 and 2020, over 90% of our shareholders voted in support of our approach to executive compensation.

Year	Votes “for” (%)	Votes “against” (%)
2020	95.99	4.01
2019	94.53	5.47

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company’s executive compensation program, as disclosed in the Company’s Circular and the CD&A, are appropriate.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.

14	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

5. Approving Amendments to the Performance Share Unit Plan

As more particularly described under the heading “Performance Share Units”, the Company has a PSU Plan which was approved by shareholders of the Company at the Annual General and Special Meeting of Shareholders of the Company held on May 1, 2014. The Company wishes to seek shareholder approval to amend and restate the PSU Plan by replacing the current PSU Plan with the Amended and Restated PSU Plan (the “Amended PSU Plan”), which was adopted by the directors of the Company on April 22, 2021, subject to shareholder approval.

The current PSU Plan is summarized under the heading “Performance Share Units”. The Board is seeking to amend the PSU Plan in order to increase the maximum number of common shares of Eldorado that may be issued under the PSU Plan from 626,000, under the current PSU Plan, which number is post-adjustment to reflect the consolidation of the Company’s common shares that occurred in December 2018, to 3,126,000 common shares of Eldorado under the Amended PSU Plan. In addition, the Amended PSU Plan contains additional amendments applicable to “U.S. Designated Participants” (as such term is defined under the Amended PSU Plan), clarifying the timing of the redemption date for PSUs held by U.S. Designated Participants if vesting conditions are waived or are no longer applicable, and the applicability of Section 409A of the U.S. Internal Revenue Code, as well as additional housekeeping amendments required by the Toronto Stock Exchange. The complete text of the Amended PSU Plan is attached to this Circular as Schedule B.

In accordance with the policies of the Toronto Stock Exchange and the PSU Plan, the Company is required to seek shareholder approval with respect to the amendment of the PSU Plan and the adoption of the Amended PSU Plan. The PSU Plan is subject to receipt of all necessary regulatory approvals, including approval of the TSX and the approval of shareholders. Accordingly, shareholders will be asked at the meeting to consider and, if considered advisable, to adopt the following ordinary resolution to approve the amendment and restatement of the PSU Plan and the adoption of the Amended PSU Plan:

“BE IT RESOLVED THAT:

(I)

The Performance Share Unit Plan of Eldorado Gold Corporation effective  May 1, 2014 be and is hereby amended and restated and replaced in its entirety by the Amended and Restated Performance Share Unit Plan of Eldorado Gold Corporation adopted by the Board of Directors of Eldorado Gold Corporation (the “Company”) on April 22, 2021 (the “Amended PSU Plan”) as described in the Company’s Management Information Circular dated April 27, 2021;

(II)	All unallocated rights or other entitlements under the Amended PSU Plan be and are hereby approved;

(III)	The maximum number of outstanding common shares of the Company that may be issued under the Amended PSU Plan is set at 3,126,000 common shares of the Company; and

(IV)

Any director or officer of the Company be and is hereby authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

Approval of such ordinary resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting.

We recommend that you vote FOR approving amendments to the Performance Share Unit Plan.

6. Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	15

Governance

About Our Director Nominees

At the meeting, shareholders will be asked to elect eight directors.

All of the nominated directors are independent, with the exception of

George Burns, the Company’s President & CEO; the Board committees are also composed 100% of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which will help form a strong and independent Board.

The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:

• Corporate governance

• Capital markets expertise

• Strategic planning

• Financial and operating expertise

• Board diversity

• Sustainability

Further attributes of our director nominees include:

• None of the director nominees are considered overboarded by the market-leading proxy advisory firms

• There are no Board interlocking relationships among the director nominees

• All of Eldorado’s independent directors meet the equity-ownership requirement

• John Webster, the Chair of the Audit Committee, and Teresa Conway are both considered to be financial experts by SEC

• If all director nominees are elected by shareholders at the annual and special meeting, the

  Board will maintain the gender-parity milestone achieved in 2020,

  exceeding our diversity target of having at least 30% female directors by 2022

• Adopt and adhere to enhanced Corporate Governance Guidelines

The following tables set forth information with respect to our proposed director nominees. All information in the profiles is noted as of December 31, 2020.

The value of director shareholding, including deferred units (“DUs”) and common shares, has been calculated at the higher of the value at issue date or fair market value at December 31, 2020.

The total annual compensation for the independent directors includes fees, retainers and equity compensation. For further information on the compensation paid to our directors, please refer to our CD&A beginning on page 48.

88% Independent Seven of our eight director nominees are independent
4 Years Over 85% of our independent director nominees have tenure of eight years or less
Average Age of Our Director Nominees

50% Women Four of our eight director nominees are women
80% Women Four of our five committee Chairs are women
Geographic Location Over 62% of our director nominees reside in Canada

Board of Directors (Current)

Left to right: Teresa Conway, John Webster, George Burns, George Albino, Pamela Gibson, Steven Reid, Catharine Farrow and Judith Mosely

16	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

George Albino

Mr. George Albino served as the Chair of the Board from January 1, 2018 to January 1, 2021, after serving as a member of the Board from October 2016. Prior to his retirement, he was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division, from 2010 until 2016. He has over 35 years of experience in mining and finance, having been a geologist for 18 years and a sell-side analyst covering mining (principally gold) stocks for 19 years. As a geologist, he worked in the industry for a variety of producing and development companies in exploration, operating and corporate roles as well as spending time in academia and as a government research geologist. Mr. Albino holds B.A.Sc., M.S., and Ph.D. degrees in geology from Queen’s University, Colorado State University, and University of Western Ontario, respectively. Mr. Albino also serves on the board of Orla Mining Ltd.

Independent director since: October 2016 Resides: Colorado, USA Age: 62 Areas of Expertise Finance	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100
	CGNC	7 of 7	100
	Compensation Committee	6 of 6	100
	Technical Committee	2 of 2	100

Investment banking

Mergers & acquisitions

Mining industry

Engineering

Geology

Education Ph.D., Geology, University of Western Ontario M.S., Geology, Colorado State	Annual meeting voting results
		2019 (%)	2020 (%)
	For	97.72	98.67
	Withheld	2.28	1.33

University

B.A.Sc., Geological

Engineering, Queen’s University Current Occupation Corporate director	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
	2019	35,000	57,419	28,235	555,000	Yes	285,000
	2020	35,000	65,170	28,235	555,000	Yes	290,000

Accreditations

and Memberships

Accredited Director (Acc. Dir.)

Other Directorships

Orla Mining Limited

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	17

Governance

George Burns

George Burns joined Eldorado on February 1, 2017, and assumed the role of President & Chief Executive Officer on April 28, 2017. Prior to joining Eldorado, George was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

George has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. George has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns also serves on the board of Turquoise Hill Resources Ltd.

Director since: April 2017 Resides: British Columbia,	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100

Canada

Age: 61

Non-independent Areas of Expertise Mining industry Mining	Annual meeting voting results
		2019 (%)	2020 (%)
	For	98.55	99.14
	Withheld	1.45	0.86

engineering Sustainability

Mine and process

operations, development

and construction

Mergers & acquisitions

Education B.Sc., Mining Engineering, Montana College of Mineral Science and Technology	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (1)	Compensation (CDN$) (base salary) (2)
	2019	223,784	n/a	478,208	3,000,000	Yes	1,000,000
	2020	261,334	n/a	580,438	3,000,000	Yes	1,000,000

Current Occupation

President & CEO,

Eldorado Gold Corporation

Accreditations and

Memberships

SME member

PDAC member

Other Directorships

Turquoise Hill Resources Ltd.

Notes:

(1) Mr. Burns’ share ownership requirement will become effective April 28, 2022.

(2) Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 68 for details of Mr. Burns’ compensation.

18	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Teresa Conway

Ms. Conway was elected to the Board of Directors in June 2018. She is a former executive with 25 years of experience in the North American energy markets. From 2005 to 2017, she was the President and CEO of Powerex, and prior to that, she was Vice President, Finance and CFO. She was also with PriceWaterhouseCoopers LLP (“PWC”) for seven years. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals.

Independent director since: June 2018 Resides: British Columbia, Canada Age: 62	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100
	Compensation Committee	6 of 6	100
	Audit Committee	4 of 4	100

Areas of Expertise

Finance

Accounting

Energy sector Corporate governance Compliance Compensation Human resources Audit	Annual meeting voting results
		2019 (%)	2020 (%)
	For	98.89	99.06
	Withheld	1.11	0.94

Risk management

Education

B.B.A., Simon Fraser

University Current Occupation Corporate director Accreditations and Memberships	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (1)	Total compensation (CDN$)
	2019	8,000	18,168	–	n/a	n/a	200,000
	2020	8,000	25,919	–	300,000	Yes	200,000

Chartered Professional

Accountants British Columbia

Accredited Director (ICD.D)

Other Directorships

Altius Minerals

Note:

(1) Ms. Conway’s share ownership requirement will become effective June 21, 2023.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	19

Governance

Catharine Farrow

Ms. Farrow is a Professional Geoscientist (APGO) with more than 25 years of mining industry experience. She is currently the President of FarExGeoMine Ltd., a consulting company advising private companies in geoscience, organizational issues, mining technology and Internet of Things technology. From 2012 to 2017, she was Founding CEO, Director and Co-Founder of TMAC Resources Inc., a mining company formerly listed on the Toronto Stock Exchange. Before TMAC, Ms. Farrow was Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.). Previously at Quadra FNX and FNX Mining Company Inc., she held many senior roles in a wide range of disciplines including operations, technical services, corporate development and exploration. She has been honoured as one of the 100 Global Inspirational Women in Mining (2015 and 2018), the 2020 recipient of the Acadia University Distinguished Alumni Award and is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada (2000). Ms. Farrow also serves on the board of Franco-Nevada Corporation, Centamin PLC, and is Chair of the Board of Exiro Minerals Corp.

Independent director since: Director nominee Resides: Ontario, Canada Age: 56 Areas of Expertise Mining industry Geology	Board and committee membership
		2020 Meeting attendance (1)	2020 Meetings attended (%)
	Board of Directors	8 of 11	100
	Compensation Committee	4 of 6	100
	Technical Committee	2 of 2	100
	Sustainability Committee	2 of 4	100

Technical

Finance

Compensation Human resources Corporate governance Sustainability	Annual meeting voting results
		2019 (%)	2020 (%)
	For	n/a	99.39
	Withheld	n/a	0.61

Education

B.Sc. (Hons),

Mount Allison University M.Sc., Acadia University Ph.D., Carleton University Current Occupation President, FarExGeoMine Ltd.	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (2)	Total compensation (CDN$)
	2020	–	–	–	300,000	n/a	66,667

Accreditations and

Memberships

Advisory Board Member of Behr Technologies Inc.

Chair of the Advisory Board of the Mineral Exploration Research Centre,

Harquail School of Earth Sciences, Laurentian University

Member, Laurentian’s Goodman School of Mines Advisory Board Program

Director, Osgoode Mining Law Program

Accredited Director (ICD.D)

Other Directorships

Franco-Nevada Corporation

Centamin PLC

Exiro Minerals Corp.

Notes:

(1) Ms. Farrow was elected to the Board April 30, 2020, and attended all the meetings she was eligible to attend following her appointment.

Ms. Farrow was appointed to the Compensation and Sustainability committees on April 30, 2020. She attended all meetings she was eligible to attend subsequent to her appointment.

(2) Ms. Farrow’s share ownership requirement will become effective April 30, 2025.

20	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Pamela Gibson

Ms. Gibson was appointed to the Board of Directors in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, where she currently serves as Of Counsel, and previously as Managing Partner of the London and Toronto offices and Head of Capital Markets, Europe and Asia. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, disclosure, and other corporate strategic matters. Ms. Gibson holds a B.A. with distinction from York University, an LL.B. from Osgoode Hall Law School and an LL.M. from New York University. Ms. Gibson was also a law clerk to the Honourable Justice Howland, Chief Justice of the Ontario Court of Appeal. Ms. Gibson has served on the board of NYSE-listed GasLog Partners LP.

Independent director since: September 2014 Resides: London, United Kingdom Age: 67	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100
	CGNC	7 of 7	100
	Audit Committee	4 of 4	100

Areas of Expertise

Mining industry

Sustainability Corporate finance Corporate governance Risk management Human resources	Annual meeting voting results
		2019 (%)	2020 (%)
	For	98.57	99.05
	Withheld	1.43	0.95

Legal

Education LL.M., New York University LL.B., Osgoode Hall B.A. (with Distinction), York University	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
	2019	–	42,940	28,125	300,000	Yes	210,000
	2020	–	50,691	17,543	300,000	Yes	215,000

Current Occupation

Corporate director

Accreditations

and Memberships

Accredited Director (Acc. Dir.)

Member, New York and

Ontario Bars

Other Directorships

None

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	21

Governance

Judith Mosely

Ms. Mosely was appointed to the Board of Directors in September 2020 and is a first time director nominee. She has over 20 years of experience in the mining and metals sector and, most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank’s African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London, and has broad experience across commodity sectors, working with juniors through multinationals. Ms. Mosely is a Trustee of Camborne School of Mines Trust, and sits on the board of Women in Mining in the UK. Ms. Mosely is a graduate of Modern Languages from Oxford University and holds a diploma in Business Administration from the University of Warwick and a Master of Arts from Oxford University. She also serves on the board of Galiano Gold Inc. and Blackrock World Mining Trust plc.

Independent director since: September 2020 Resides: London, United Kingdom Age: 55	Board and committee membership
		2020 Meeting attendance (1)	2020 Meetings attended (%)
	Board of Directors	5 of 11	100
	Audit Committee	1 of 4	100
	Sustainability Committee	1 of 4	100

Areas of Expertise

Mining engineering

Sustainability

Finance

Investment banking Mergers & acquisitions Education	Annual meeting voting results
		2019 (%)	2020 (%)
	For	n/a	n/a
	Withheld	n/a	n/a

Diploma, Business

Administration, University

of Warwick

M.A., Oxford University Current Occupation Corporate director	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement (2)	Total compensation (CDN$)
	2020	–	–	–	300,000	n/a	38,333

Accreditations

and Memberships

ESG Competent Boards

Certificate and Designation

(GCB.D)

Other Directorships

Blackrock World Mining

Trust plc

Galiano Gold Inc.

Notes:

(1) Ms. Mosely was appointed to the Board of Directors on September 1, 2020, and attended all the meetings she was eligible to attend following her appointment. Ms. Mosely was appointed to the Audit and Sustainability committees on September 1, 2020. She attended all meetings she was eligible to attend subsequent to her appointment.

(2) Ms. Mosely’s share ownership requirement will become effective September 1, 2025.

22	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Steven Reid, Chair

Mr. Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board of Directors in May 2013. He has over 40 years of experience in the mineral resource industry. Prior to his retirement, he was the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA) and has the designation ICD.D from the Institute of Corporate Directors. Mr. Reid also serves on the board of directors of Gold Fields Limited.

Independent director since: May 2013 Resides: Alberta, Canada Age: 65 Areas of Expertise	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100
	Compensation Committee	6 of 6	100
	Technical Committee	2 of 2	100
	Sustainability Committee	4 of 4	100

Mining industry

Technical

Mining engineering

Sustainability

Compensation Human resources Education	Annual meeting voting results
		2019 (%)	2020 (%)
	For	98.01	99.07
	Withheld	1.99	0.93

Trium Global Executive MBA

B.Sc., Mineral Engineering,

South Australian Institute

of Technology Current Occupation Corporate director	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
	2019	10,000	74,595	5,555	300,000	Yes	220,000
	2020	10,000	83,451	–	300,000	Yes	220,000

Accreditations

and Memberships

Fellow, AusIMM

Member, CIM

Member, Society of Mining

Engineers of A.I.M.E. (USA)

Accredited Director (ICD.D)

Other Directorships

Gold Fields Limited

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	23

Governance

John Webster

Mr. Webster was first appointed to the Board of Directors in January 2015. He spent over 30 years with PriceWaterhouseCoopers LLP (“PWC”) until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe and as leader of the firm’s Mining Practice in Canada. He has extensive experience as an audit partner and has provided advice to both venture capital and listed clients on large, complex transactions. Mr. Webster holds a B.A. (Hons) in Economic and Social History from the University of Kent and is a Member of the Institute of Chartered Accountants in England and Wales. He is both a Fellow (2002) and a Member of the Chartered Professional Accountants of British Columbia (1983). Mr. Webster also serves as the Chair of the board of Euro Manganese Inc.

Independent director since: January 2015 Resides: British Columbia, Canada Age: 66	Board and committee membership
		2020 Meeting attendance	2020 Meetings attended (%)
	Board of Directors	11 of 11	100
	CGNC	7 of 7	100
	Audit Committee	4 of 4	100

Areas of Expertise

Mining industry

Accounting

Audit Corporate finance Mergers & acquisitions	Annual meeting voting results
		2019 (%)	2020 (%)
	For	98.54	99.23
	Withheld	1.46	0.77

Education

B.A. (Hons.), University

of Kent at Canterbury

Current Occupation Corporate director Accreditations and Memberships	Securities held
	Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)
	2019	2,400	56,378	16,281	300,000	Yes	235,000
	2020	2,400	64,129	16,281	300,000	Yes	235,000

ACA

Institute of Chartered

Accountants in England

and Wales

FCPA FCA

Chartered Professional

Accountants British Columbia

Accredited Director

(Acc. Dir., ICD.D)

Other Directorships

Euro Manganese Inc.

24	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Meeting Attendance

Directors attended 100% of our Board and committee meetings in 2020; seven of eight directors that have been nominated for election attended and were elected by shareholders at the 2020 Annual Meeting.

Meeting In-Camera

The Board and each of the committees meet without management and non-independent directors present (in-camera). In 2020, the Board held in-camera sessions at each of its 11 scheduled meetings. The Audit, CGNC and Sustainability committees each met four times, the Compensation Committee met five times, and the Technical Committee met two times without management present.

2020 Board and Committee Meeting Attendance

Committee meetings
Director	Board meeting	Audit	Compensation	CGNC	Sustainability	Technical
George Albino (2,3)	11 of 11		6 of 6	7 of 7		2 of 2
George Burns	11 of 11
Teresa Conway (4)	11 of 11	4 of 4	6 of 6
Catharine Farrow (1,2,4)	8 of 11		4 of 6		2 of 4	2 of 2
Pamela Gibson (3)	11 of 11	4 of 4		7 of 7
Geoffrey Handley (1,2,3)	3 of 11		2 of 6		2 of 4
Judith Mosely (1,3)	5 of 11	1 of 4			1 of 4
Michael Price (1,3)	7 of 11	3 of 4			3 of 4
Steven Reid (2,3,4)	11 of 11		6 of 6		4 of 4	2 of 2
John Webster (3)	11 of 11	4 of 4		7 of 7

Notes:

(1) The following director changes occurred in 2020:

• Mr. Handley did not stand for re-election at our 2020 AGM, and attended all the meetings he was eligible to attend prior to his departure.

• Ms. Farrow was appointed to the Board on April 30, 2020, and attended all the meetings she was eligible to attend following her appointment.

• Ms. Mosely was appointed to the Board on September 1, 2020, and attended all the meetings she was eligible to attend following her appointment.

• Mr. Price resigned from the Board on September 30, 2020, and attended all the meetings he was eligible to attend prior to his resignation.

(2) The Technical Committee and its members were established on October 1, 2020, to supersede the Mineral Reserve and Resource review panel. Prior to the formation of the Technical Committee, Mr. Albino, Mr. Reid, Mr. Handley and Ms. Farrow met with management in 2020 as members of the Mineral Reserve and Resource review panel. According to the Board’s Terms of Reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources estimates and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the Board.

(3) The following directors served as committee Chairs in 2020:

• Mr. Webster – Chair of the Audit Committee

• Mr. Reid – Chair of the Compensation Committee until December 31, 2020

• Ms. Gibson – Chair of the CGNC

• Mr. Price – Chair of the Sustainability Committee until September 30, 2020

• Ms. Mosely – Chair of the Sustainability Committee, effective October 1, 2020

• Mr. Handley – Chair of the Mineral Reserve and Resource panel, predecessor of the Technical Committee, until April 30, 2020

• Mr. Albino – Chair of the Technical Committee until December 30, 2020

(4) The following changes to the Chairs occurred in 2021:

• Ms. Conway – Chair of the Compensation Committee, effective January 1, 2021

• Ms. Farrow – Chair of the Technical Committee, effective January 1, 2021

• Mr. Reid – Chair of the Board, effective January 1, 2021

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	25

Governance

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area		Director

Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or Chief Financial Officer (“CFO”) of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

None
Bankruptcy – Has any director, within the last 10 years,		None
•	Personally, or
•	Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):

become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?

Penalties and sanctions – Has any director or proposed director been subject to:		None
(a)	Any penalties or sanctions imposed by a court, securities regulatory authority or entered into a settlement agreement with any securities regulatory authority, or
(b)

Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 1, 2000?

Loans to Directors and Officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors’ and Officers’ Liability Insurance

We maintain insurance policies with regards to directors’ and officers’ liability. These policies have an annual limit of USD$120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$1,977,077 for the period November 1, 2020 to November 1, 2021. The policies have a deductible of USD$1,000,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

26	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Governance

Environmental, Social and Governance

Eldorado is committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with our communities and host governments, and creating real, lasting and tangible benefits for the people whose lives our operations touch. The information below highlights our Environmental, Social and Governance (“ESG”) program and policies, environmental initiatives, social initiatives and governance initiatives. For more information on our approach, you can find our Sustainability Report on our website.

Sustainability

We are committed to building “sustainability from the ground up,” which means we consider sustainability in everything we do, from exploration to closure to our relationships with customers, communities, investors and other stakeholders, which is the responsibility of all – from mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and forms the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System (“SIMS”), and site-level guidance and procedures.

Safe, inclusive and innovative operations	Our Commitments		Healthy environment now and for the future
Fostering safe and inclusive	Engaged and prosperous communities	Responsibly produced products	Taking care of our
workplaces that value			environment through
diversity, personal growth and innovation	Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities	Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold	industry-leading practices and technology

Highlights from 2020 include:

•	Navigated the COVID-19 pandemic with health and safety as top priority
•	Developed and launched SIMS
•	Met Year 1 obligations of the Responsible Gold Mining Principles (“RGMPs”)
•	Completed energy assessments at all operating sites

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	27

Governance

Social

Communities

We strive to create social and economic capital through all of our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.

In 2020, our efforts were focused on supporting the health and well-being of local communities by donating medical equipment, food and other supplies to mitigate the social and economic impacts of the pandemic.

Human Capital Management

The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado’s long-term success. The CGNC, in conjunction with the Board, is responsible for oversight of human capital management (“HCM”). The CGNC’s oversight responsibilities include oversight of our Company’s culture and HCM strategies as illustrated below.

Employee engagement	Culture, values and leadership	Integrity and compliance	Executive succession planning and development	Inclusive diversity	Organizational learning	Workforce analytics

CGNC oversight of human capital management

HCM strategies are discussed and monitored quarterly with in-depth discussions on executive succession management annually. More details on our approach to strengthening culture, leadership and inclusive diversity across Eldorado can be found on page 29.

Executive Succession Planning

Executive succession planning forms an important component of HCM. In 2020, our Board held several executive in-camera sessions with the CEO to discuss succession planning for the executive management team. At these sessions, discussions are held on a variety of topics including succession development planning for the CEO and senior executives, consideration for emergency designates for each of the senior executives, and assessing both internal and external candidates for succession. Consideration for potential successors also takes into account our diversity and inclusion initiatives and how we can increase representation from among the designated groups as defined in our Diversity Policy.

As a result of this review, the Company has a formal development and succession plan for senior management positions in place, which is reviewed regularly by the CEO and by the CGNC.

28	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Governance

Diversity and Inclusion

We believe diverse and inclusive boards and teams are a source of competitive advantage. Decisions about people – including who to hire or promote or which entities to partner with – are among the most critical business decisions we make. These decisions involve finding people and partners with the necessary skills, knowledge, experiences and other attributes required for the work ahead. In mining, those skill sets are often very specialized, so cognitive diversity is paramount to achieve our vision to build a sustainable, high-quality business in the gold sector.

Because a culture of inclusion starts with the tone at the top, in 2020, we initiated a global leadership pathway for Eldorado’s top leaders at operating sites and corporate to set a firm foundation for inclusion. This pathway is part of a multi-year leadership-development program focused on habit formation and which is underpinned by neuroscience.

Key Diversity Milestones

2021

Our updated Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. As unconscious bias can adversely impact members of designated groups in the selection process, we endeavour to mitigate bias by:

Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020
Gender parity at the Board level is achieved	•	Directing third-party recruiters to include at least 50% of candidates from the designated groups and use blind recruitment techniques
	•	Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups

2019	As part of our Board renewal process and senior management succession planning, our Board of Directors and senior management:
30% Club Canada target incorporated into Diversity Policy	•	Survey the Board and senior management team to self-identify among one (or more) of the designated groups
	•	Review the number of individuals in designated groups on the Board and in senior management positions
2018	•	Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy
First Diversity Policy

Eldorado joins 30% Club Canada signalling its intention to achieve better gender representation at the Board and senior management levels

Second female director joins the Board

2014

First female director appointed to the Board

Our Diversity Targets

	Women		Other designated groups
	Target (%)	Time frame	Target (%)	Time frame
Board of Directors	Maintain 30	Already met	10	2023
Senior management	30	2023	10	2023

Our Board and Senior Management Diversity Policy can be found on our website (www.eldoradogold.com).

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	29

Governance

Board of Directors

Below is a summary of representation on our Board for women and for designated groups.

As of April 20, 2021:

Total of eight directors

•	Women: 4 of 8 (50%)
•	Indigenous peoples: 0 of 8 (0%)
•	Persons with disabilities: 0 of 8 (0%)
•	Visible minorities: 0 of 8 (0%)
•	LGBTQIA2S+ community: 0 of 8 (0%)

Following the 2021 AGM, assuming shareholders elect all our director nominees, our Board will continue to have 50% women, exceeding our target of 30%. Currently, none of our director nominees identify under any other designated group, and we have not met our aspirational target of at least an additional 10% of the Board to be represented by one or more designated groups (beyond women).

Senior Management including Named Executive Officers, Senior Vice Presidents and Vice Presidents

Below is a summary of representation in senior management positions within the Company for designated groups.

As of April 20, 2021:

Total of 15 persons in senior management

•	Women: 2 of 15 (13%)
•	Indigenous peoples: 0 of 15 (0%)
•	Persons with disabilities: 0 of 15 (0%)
•	Visible minorities: 4 of 15 (27%)
•	LGBTQIA2S+ community: 0 of 15 (0%)

With respect to representation across designated groups as a whole, 6 of 15 (40%) individuals self-identify with one or more designated group, relative to our target of 40%. Although we have met the target of at least an additional 10% of our senior management team to be represented by one or more designated groups (beyond women), we have not met our aspirational target of 30% women.

30	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Governance

Governance is an integral part of our overall ESG strategy, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices and are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC. As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/about-us/governance).

In 2020, we focused on the following key governance areas:

•	Enhanced oversight of the Company’s human capital management
•	Executive succession planning
•	A commitment to diversity and inclusion
•	A refresh of our compliance policies and employee training

Our Code of Ethics and Business Conduct (the “Code”) and our Anti-Bribery and Corruption Policy were also updated and can be found on our website www.eldoradogold.com. For further information on these items, please refer to the sections below.

Ethical Business Conduct

Our Code of Ethics and Business Conduct is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

•	Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
•	Protecting and properly using our corporate assets
•	Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
•	Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
•	Promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
•	Complying with laws, rules and regulations
•	Reporting any illegal or unethical behaviour without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

The Code is reviewed annually and updated to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The Code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com) and by contacting our Corporate Secretary.

Provisions of the Code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the Board. We will publicly disclose any waiver of the Code that is granted to a director or executive officer, or any amendments to a waiver or the Code itself, within four days of it being granted. Any material departure from the Code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report, to the extent required under National Instrument 51-102.

The Board monitors compliance with the Code. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director, officer and employee is required to review the Code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also carefully consider any transactions or agreements in which a director or officer of Eldorado has a material interest.

The independent Board members will review and approve all such transactions.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	31

Governance

Whistleblower Policy

As part of the Code, we adopted a Whistleblower Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behaviour that violates laws, government regulations or our Code.

Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint	Director, Global Internal Audit and Controls	Executive Vice-President and General Counsel
www.eldorado.ethicspoint.com	Dawid Botha	Timothy Garvin
(Click “file a new report”)	Barbara Strozzilaan 101, 1083 HN	11th Floor, 550 Burrard Street
t: 1 866 384 4277	Amsterdam, Netherlands	Vancouver, BC V6C 2B5
	t: +31 202 404 315	t: + 1 604 601 6692
Chair of the Audit Committee	e: dawid.botha@eldoradogold.com	e: timothy.garvin@eldoradogold.com

John Webster
c/o 11th Floor, 550 Burrard Street
Vancouver, BC V6C 2B5
e: john.webster@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President and General Counsel, and the Director, Global Internal Audit Controls for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado’s internal control procedures.

If someone is acting in good faith in reporting any violations of the Code to the Company, we will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries.

Anti-Bribery and Corruption Policy

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy (“ABC Policy”) designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

Insider Trading Policy

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company’s securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

Anti-Hedging

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

32	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

  Governance

About the Board

Our Board of Directors oversees management who are in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the Canada Business Corporations Act (“CBCA”), our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and Responsibilities

The Board works with management throughout the strategic planning process to establish long-term goals, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

•	Assessing and monitoring internal systems for managing the risks inherent in our business
•	Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
•	Overseeing our culture, practices and procedures on health and safety
•	Overseeing our ESG strategy including initiatives, practices and procedures relating to the environment, community relations and human capital management, and governance

The Board has adopted written Terms of Reference that describe its responsibility for stewardship, including:

•	Being satisfied with the integrity of the CEO and other executive officers and their effort in creating a culture of integrity throughout the organization
•	Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things
•	Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks
•	Overseeing our succession planning, including appointing and monitoring the development of senior management
•	Overseeing our internal control and management information systems
•	Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for the Company
•	Overseeing the development of a process for receiving feedback from shareholders and holders of other securities
•	Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

What We Expect of Our Directors

When elected to our Board, we expect our directors to commit their time and expertise, act with integrity and be good collaborators for the benefit of the Company and its stakeholders.

Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	33

Governance

Position Descriptions

The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board’s Terms of Reference are attached in Schedule A: Terms of Reference for the Board on page 90, together with those of the Chair of the Board and of our four standing Board committees; these are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Director Independence

The Board considers a director “independent” if he or she has no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101 and the independence requirements of the NYSE and as recommended by Institutional Shareholder Services (“ISS”).

The CGNC considers the relationship of the Company to each of the directors and has determined that seven of the eight director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as President & CEO.

Independent  Chair and Board Committees

The Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.

Director Succession

The Board has a proactive and robust succession planning process for directors. The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company’s affairs. This skills matrix is updated regularly, reviewed annually, and used as a reference tool for continual assessment. The current skills matrix for our director nominees is detailed on the next page.

34	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Governance

Director Nominee Skills Matrix

	Relevant industry skills				General business skills
Director	Mining industry	Sustainability	Engineering	Geology	Accounting	Compensation/ Human resources	Corporate governance/ Compliance	Finance	Investment banking	Legal	M&A
George Albino	✔		✔	✔		✔		✔	✔		✔
George Burns	✔	✔	✔								✔
Teresa Conway					✔	✔	✔	✔
Catharine Farrow	✔	✔		✔		✔	✔	✔			✔
Pamela Gibson	✔	✔					✔	✔		✔
Judith Mosely	✔	✔						✔	✔		✔
Steven Reid	✔	✔	✔			✔					✔
John Webster	✔				✔			✔			✔

The CGNC sets aside time at regularly scheduled meetings to discuss the Board’s current mix of skills, experience and competencies, to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board. Directors are asked to recommend individuals they consider candidates for election to the Board who meet the established criteria and who have sufficient time available to devote to Eldorado’s affairs (see page 37 for information on overboarding). We will also regularly use external search firms to identify director candidates. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process.

Based on these discussions and input from the skills matrix, the CGNC then proposes a slate of director candidates that is reviewed and approved by the Board.

The chart below summarizes our annual review process undertaken in nominating director candidates.

Review corporate objectives and goals Where are we as a company?	Assess current Board’s mix of skills, experience and competencies for potential gaps	Identify skills, experience and competency areas that need development	Nominate new director candidates based on review

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	35

Governance

Board Renewal and Succession Planning

In 2020, Michael Price indicated his intention to step down from the Board effective September 30, 2020. The CGNC and Board completed a detailed review of the composition of the Board. Various considerations were taken into account during the review process, including strengthening the expertise of the Board in key areas in light of Mr. Price’s departure, succession planning, Board diversity and continuity of the Board. The extensive review process resulted in the appointment of Judith Mosely as a director on September 1, 2020.

All eight of our director nominees (as noted below) have been elected or appointed within the last eight years.

•

Steven Reid, May 2013

Pamela Gibson, September 2014

John Webster, January 2015

George Albino, October 2016

George Burns, April 2017

Teresa Conway, June 2018

Catharine Farrow, April 2020

Judith Mosely, September 2020

• • • • • •	Over 85% of our independent director nominees have tenure of eight years or less.
•

Board Evaluation and Assessments of Individual Directors

As part of our Board-evaluation process, the CGNC, which is responsible for the review and recommendation to the Board regarding the appropriate methodology of the assessment, engages a third-party advisor to externally facilitate an independent in-depth evaluation of the Board and its committees. We have engaged Tekara Organizational Effectiveness Inc. to facilitate this process on behalf of the Board, with the goal of enhancing its effectiveness as a Board and with senior management.

This enhanced Board-evaluation process follows a three-year cycle as outlined below. In 2019, we completed our first year of the process with an in-depth Board and committee evaluation. In 2020 (Year 2), individual director evaluations were conducted as part of a deeper Board evaluation.

The first part of the process consisted of interviews with individual Board directors and senior management. Interviews explored the Board and then the contribution of each director. This qualitative feedback provided for examples and experiences to be shared along with their expectations and recommendations. The performance of Board and committee Chairs was also sought.

The second part consisted of a short, focused questionnaire, which was administered to benchmark and inform the relativity of the director’s feedback. Each director provided a self-assessment and peer review of their colleagues.

Upon completion, the data and feedback from the directors and senior management were reviewed, analyzed and summarized in a written report. The report was then reviewed with the Board Chair and the Chair of the CGNC prior to being shared with individual directors. Each director then received an individual feedback report with a debrief meeting held with each director to support their understanding of their feedback and to encourage setting intentions for further contribution and professional development.

Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled their responsibilities under their respective Terms of Reference.

This Board-evaluation process will continue to be administered externally and will complete a three-year cycle as outlined above.

During 2021 (Year 3), the focus will be on the Board as a whole and individual committee performance.

36	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Feedback Incorporated

•	Board working group reviewed and implemented enhancements to the Board processes and communication with senior management	•

Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of Ms. Mosely in September 2020

			•	Rotated committee Chairs, with Ms. Conway Chairing the Compensation Committee, Ms. Mosely Chairing the Sustainability Committee, and Ms. Farrow Chairing the Technical Committee

Overboarding: Serving on Other Boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 17 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director would be notified of the assessment results.

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director’s service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

I)

No director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee)

II)

No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO)

Further, any Audit Committee member’s service on over three public company audit committees will be subject to the Board’s determination and written approval that the member is able to effectively serve on the Company’s Audit Committee. This determination will be disclosed in the Company’s Management Proxy Circular.

None of our directors is considered overboarded.

Term Limits

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company’s history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.

Independence Review of Long-standing Directors (over 10 Years)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director’s continued independence as defined under the applicable TSX and NYSE criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company’s Circular.

Over time, overlap and interaction with management can lead to more cohesiveness between independent directors and management, resulting in agreement and consensus; this may prevent independent directors from critically challenging management.

None of our director nominees for consideration at the 2021 Annual Meeting have served more than 10 years.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	37

Governance

Retirement Age

Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following his or her 73rd birthday. The Board, however, has discretion on extending a director’s retirement age, if it considers that such an extension is in the best interests of the Company.

None of our directors has reached the retirement age.

Orientation and Continuing Education

Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.

The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the Institute of Corporate Directors (“ICD”).

In 2020, the Board attended an education session on cybersecurity.

Site Visits

Director site visits were suspended in 2020 as a result of travel restrictions and safety measures we implemented to reduce exposure to COVID-19. We anticipate that these site visits will recommence in 2022.

At each of the quarterly meetings of the Board, directors receive an in-depth report and presentation on each of our business units.

Independent Advice

The Board’s Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

Conflicts of Interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC’s Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

38	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Related-Party Transactions

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.

We take the following steps as part of this review process:

•

Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest

•

We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has or may have in a transaction in which we participate

There were no related-party transactions reported in 2020.

Equity (Share) Ownership

The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company’s interests and those of our shareholders.

Our directors are mandated to own at least three times their annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DUs. As of 2018, stock options were no longer granted to directors.

Our President & CEO is mandated to own at least three times his or her annual base salary in Eldorado equity. All of the executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested RSUs. Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2020 equity ownership requirements. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2020).

Strategic Planning

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. The Board has also allocated time at each quarterly meeting for strategy discussion.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management’s progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are:

•	Consistent with strategic goals
•	Reflective of the corporate culture of our business
•	In alignment with our Company’s risk tolerance

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	39

 Governance

Strategic Planning Process

Risk Management

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively.  Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart at the right. Each of our committees also has a standing agenda item to discuss and assess the current status of risks in their specific areas of expertise.

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes bottom-up risk identification and assessment by our operations, regional business units and corporate offices. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the “Risk Factors” section of our most recent AIF and MD&A.

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Governance

Cybersecurity

The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company’s cybersecurity program.

Some of the steps we take to mitigate potential cybersecurity incidents include:

•	Implementing ongoing cybersecurity awareness training for all employees
•	Collaborating with our peers in the areas of threat intelligence, vulnerability management, and response and drills
•	Auditing conducted by internal and external auditors
•	Ensuring we have appropriate cybersecurity insurance coverage in place

We also have a robust Crisis Response Plan in place, which provides a documented framework for handling any crisis, including security incidents, and facilitates coordination across the multiple jurisdictions in which we operate.

In 2020, we engaged an independent cybersecurity advisor and reviewed a cyber-crisis-simulation exercise that was used by our senior leaders to prepare for a possible cyber crisis.

As of the current date, we have not experienced a cyber breach.

Shareholder Engagement and How to Communicate with the Board and Management

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders, and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.

We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company’s shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and shareholders. During meetings between the Chair and shareholders, senior management may be present at the request of the Chair.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office: Chair of the Board:

c/o Corporate Secretary Eldorado Gold Corporation 11th Floor, 550 Burrard Street Vancouver, BC Canada V6C 2B5

Please also write “Private and Confidential” on the envelope.

You can also communicate with the Board via our website (www.eldoradogold.com/contact-us/board-of-directors).

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	41

Governance

The ways that we communicate with our shareholders and the topics we discuss are illustrated below.

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Throughout 2020, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.

For further information on 2020 shareholder engagement, please refer to page 55.

Shareholders can contact the Board through email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2022 Annual General Meeting, it must be sent to our Corporate Secretary by February 9, 2022, for it to be considered for inclusion in our 2022 Management Proxy Circular. We did not receive any shareholder proposals for this year’s meeting.

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Governance

Board Committees

The Board carries out its mandate directly or through its committees. In 2020, we had five standing committees, which fully comprise independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado’s current business activities. The President & CEO does not participate in making appointments to the committees of the Board.

Audit Committee: 100% Independent

•	John Webster, Chair
•	Teresa Conway
•	Pamela Gibson
•	Judith Mosely

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Ms. Conway are “audit committee financial experts,” as defined by SEC. See Mr. Webster’s and Ms. Conway’s director profiles on pages 24 and 19, respectively, for information on their qualifications as financial experts.

The Audit Committee is responsible for:

Audit Partner Rotation

In accordance with best practices and Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in 2012, 2014, and again in February 2019.

Pre-approval of Audit Services

The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The Terms of Reference for the Audit Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Additional information on the Audit Committee can be found under the heading “Governance – Audit Committee” in our most recent AIF.

•	Overseeing financial reporting, internal controls, the audit process, and our public disclosure documents relating to financial statements as well as our Code of Conduct and Business Ethics
•	Recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation
•	Pre-approving audit, audit-related and tax services to be provided by the external auditor
•	Reviewing our hiring policies for former employees of an external auditor to an audit or finance role
•	Reviewing the terms of engagement for the external auditor

Left to right: Teresa Conway, Judith Mosely, John Webster, Pamela Gibson

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	43

Governance

Sustainability Committee: 100% Independent		Corporate Governance and Nominating Committee:
100% Independent
•	Judith Mosely, Chair
•	Catharine Farrow	•	Pamela Gibson, Chair
•	Pamela Gibson	•	George Albino
		•	John Webster

The Sustainability Committee was established to advise and make recommendations in its oversight role to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance, which is an integral part of our overall sustainability approach. This includes, among other things:

The CGNC was established to provide oversight of the Company’s corporate governance policies, practices and guidelines. They are also responsible for monitoring the Company’s risk management policies and programs; human capital management policies and programs; identifying and proposing Board candidates for nomination and election or re-election as directors of the Company and coordinating with the Sustainability Committee on issues and opportunities pertaining to governance as part of the Company’s overall approach to its ESG (environmental, social and governance) strategy, policies, practices and guidelines.

For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 33–39.

The Terms of Reference for the CGNC as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

•	Reviewing our annual sustainability report prior to its issuance
•	Overseeing the establishment and periodic review of corporate sustainability policies, management systems, programs and procedures
•

Reviewing and monitoring management’s activities to ensure that the principal risks and opportunities to the Company related to environmental, climate change, social, health and safety, and security and human rights are identified and resourced

•

Reviewing findings of internal and external environmental, social, health and safety, human rights, and security audits and assessments as well as management’s response, for the purpose of ensuring sustainability risks are controlled

•	Reviewing annual targets determined by senior management with reference to the policies, and monitoring and reporting to the Board on performance against those targets

The Terms of Reference for the Sustainability Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Left to right: Judith Mosely, Catharine Farrow, Pamela Gibson	Left to right: Pamela Gibson, George Albino, John Webster

44	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Governance

Compensation Committee: 100% Independent

•	Teresa Conway, Chair
•	George Albino
•	Catharine Farrow
•	Steven Reid

The Compensation Committee is responsible for:		Member	Company	Position

•

Developing director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs

		Teresa Conway	Associated Engineering	Member of the Compensation Committee
•	Reviewing these policies annually and recommending that the Board adopt any changes as appropriate
•	Reviewing and approving the terms of employment and performance objectives for the named executive officers	Steven Reid	Gold Fields Limited	Remuneration Committee, Chair
•	Assessing the performance of the President & CEO

Independent decision-making, the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation are critical to the integrity of the committee.

		Catharine Farrow	Franco-Nevada Corporation	Member of the Compensation Committee

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company or had an interest in any material transactions involving Eldorado.

			Exiro Minerals Corp.	Compensation Committee, Chair

Each of the members of the Compensation Committee has extensive experience with compensation matters, which is not limited to public companies. The Board members to the right are members of compensation committees for other publicly listed and private companies.

The Terms of Reference for the Compensation Committee can be found on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Left to right: Teresa Conway, George Albino, Catharine Farrow, Steven Reid

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	45

Governance

Technical Committee: 100% Independent

•	Catharine Farrow, Chair
•	George Albino
•	Steven Reid

The Technical Committee was established on October 1, 2020, to assist the Board in fulfilling its oversight responsibilities with respect to the operational and technical performance and operating and technical risks of the Company, particularly regarding those areas where technical understanding is required.

The Technical Committee is responsible for:

•	Reviewing management of technical risks, annual budget for our mineral properties, updates to life of mine plans, and updates from management on technical reports
•	In conjunction with the Sustainability Committee, reviewing developments regarding the risks and how the Company manages tailings
•	Reviewing the preparation and disclosure of the Company’s Mineral Resources and Mineral Reserves.

The Terms of Reference for the Technical Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Left to right: Catharine Farrow, George Albino, Steven Reid

46	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Compensation Discussion and Analysis ______

CD&A

Statement of Executive Compensation

This section of the Circular discusses the components of our executive and director compensation programs as well as the compensation decisions made over the past year for the following NEOs mentioned throughout this Circular.

NEOs
George Burns	President & CEO
Philip Yee	Executive VP & Chief Financial Officer
Joseph Dick	Executive VP & Chief Operating Officer
Jason Cho	Executive VP & Chief Strategy Officer
Timothy Garvin	Executive VP & General Counsel

Compensation Discussion and Analysis

Table of Contents

Letter to Shareholders ...…………………………………………	49	Compensation Tables and Disclosures .……………………………………	67
Compensation Philosophy and Objectives .………………………………	50	Shareholder Return …………………………………………	67
Pay for Performance …………………………………………	50	Summary Compensation Table ...…………………………………………	68
Peer Group Selection…………………………………………	51	Incentive Plan Awards ..………………………………………	69
Managing Compensation Risk…………………………………………	52	Outstanding Share-based and Option-based Awards …………………	69
Clawback Policy…………………………………………	54	Incentive Plan Awards (Value Vested or Earned during the Year) ………….	70
Executive Equity Ownership …………………………………………	54	Employment Agreements, Termination and Change of Control ……………..	71
Determining Compensation ...…………………………………………	55	Termination without Cause or for Good Reason Following a Change of Control …….	72
Role of the Compensation Committee……………………………………	55	Director Compensation ………………..	74
Role of the President & CEO .…………………………………………	56	Director Compensation Philosophy …………..	74
Role of Independent Compensation Consultants ……………………………………	56	Compensation Components …………………………..	74
Compensation Components and 2020 Compensation Decisions ……………………	57	2020 Director Compensation …………………………………………	76
Summary of Compensation Components...…………………………………	57	Other Information …………………………………………	79
Base Salary…………………………………………	58	Equity Compensation Plan ..………………………………………	79
Short-term Incentive Plan .…………………………………………	59	Information …………………………………………	79
2020 Corporate Objectives Results …………………………………………	61	Stock Options …………………………………………	80
Long-term Incentive Plan ..………………………………………	63	Performance Share Units …………………………………………	83
Stock Options ..………………………………………	65	Restricted Share Units .…………………………………………	85
2020 Long-term Incentives …………………………………………	65	Normal Course Issuer Bid …………………………………………	87
Retirement Benefits .…………………………………………	65	Deferred Unit Plan .…………………………………………	87
Defined Contribution SERP .………………………………………	66	Securities Authorized for Issue under Equity Compensation Plans ………….	88
Defined Benefit Pension Program (Closed) .…………………………………………	66
Perquisites and Benefits .…………………………………………	66

48	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

CD&A

Letter to Shareholders

Dear Fellow Shareholders,

On January 1, 2021, I succeeded Steven Reid as Chair for the Compensation Committee as he assumed the role Chair of the Board. On behalf of the Compensation Committee, I am pleased to provide an overview of our 2020 performance and a summary of how executive compensation outcomes aligned with performance for the year. The Eldorado team positioned the Company to deliver operationally and on strategic-growth projects to increase shareholder value in 2020 and beyond. Strong results were achieved at a time when significant leadership was required to manage the complex business environment resulting from the COVID-19 pandemic. The executive team did an outstanding job ensuring the safety of our people and the continuity of operations through the pandemic.

2020 performance highlights include the following:		2020 Total Shareholder Return Performance

•	Total shareholder return of 62% in 2020, which is above the 24% increase in the S&P/TSX Global Gold Index and is in the top quartile among the Company’s peer group
•	Managed the negative impacts of COVID-19 and achieved 2020 production guidance, and in Q4 achieved the highest quarterly production in five years
•	Net earnings of $104.5 million compared to $80.6 million in 2019, and free cash flow of $336.2 million compared to $(37.1) million in 2019
•	Continued focus on people, culture, leadership, safety and sustainability, achieving challenge targets in safety and sustainability
•	Significantly strengthened the balance sheet with debt reductions and $511 million of cash and cash equivalents at year end
•

Legal and financial framework substantially developed for the Amended Investment Agreement (“AIA”) to position the Company for strategic-growth projects at Skouries, Olympias and Stratoni mines in Greece. The AIA was signed on February 5, 2021, and ratified by the Greek Parliament on March 17, 2021

•

Lamaque operations in Québec positioned for expansion and growing asset base. Permits were received to increase production from the Triangle underground deposit from 1,800 to 2,650 tonnes per day. In addition, a new high-grade gold zone, Ormaque zone, was discovered, which in February 2021 resulted in the announcement of a maiden inferred resource resulting in 803,000 ounces of contained gold

•

In December 2019, acquired 68,125,000 shares of QMX, and on January 2021 signed an agreement to acquire the remaining outstanding shares, which was approved by shareholders on March 23, 2021, and is expected to close in April 2021. The QMX acquisition significantly increases land holdings and exploration footprint adjacent to Lamaque operations

Given the operational performance and the strategic positioning of the Company to create long-term shareholder value, amid a global pandemic, from a pay-for-performance perspective, the achievement of key corporate objectives was scored at 150% for 2020.

In addition to the role of the Compensation Committee (see page 45), the Committee reviewed governance comments from proxy advisors and others and enhanced our CD&A disclosure. The Committee continues to evaluate a return metric as there are many potential methods of measuring a return. At this time, the Committee has not deemed it appropriate to add a return metric, but throughout 2021 will continue to investigate alternatives.

In 2021, the Compensation Committee will remain focused on aligning pay outcomes with operational performance, continued improvement on our balance sheet, progress on growth projects and overall safety, sustainability, governance and people goals. In addition, we will initiate a compensation design review, including emerging governance practices to ensure our policies are aligned with the industry and enable us to retain and attract the talent that is essential to delivering long-term value for our shareholders.

“Teresa Conway” Teresa Conway Chair, Compensation Committee

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	49

CD&A

Compensation Philosophy and Objectives

Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.

Our approach to compensation aims to:		Eldorado is committed to balancing the need to attract and retain the best leaders to execute its business strategies while maintaining fair and reasonable compensation programs.

•	Attract, motivate and retain high-calibre individuals to act in the best interests of the Company
•	Motivate executives to deliver high-performance results while encouraging appropriate risk-taking and risk management
•	Align interests of executives with those of our shareholders by balancing rewards that recognize short-term results and incentivize long-term value creation
•	Promote a strong corporate culture that incorporates a sensibly sized executive team that fosters efficient leadership

When determining compensation levels for the NEOs and senior management, we consider the following:

•	Need to offer competitive compensation programs
•	Executive’s tenure, performance and breadth of experience
•	Executive’s current responsibilities and expected future contributions
•	Overall economic environment and market conditions within the industry
•	Internal compensation alignment
•	Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.

Pay for Performance

We operate in a cyclical and capital-intensive industry, and take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable “at-risk” incentive compensation that is tied to short-, medium- and long-term performance, as shown below.

•	A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
•	We incentivize short-term results that drive both near-term and long-term value creation
•	Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

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As illustrated in the graph to the right, the compensation awarded to our President & CEO, as outlined in the Summary Compensation Table on page 68 for the three-year period of 2018 to 2020, is directly aligned with our relative TSR performance over that same period when compared to the most recently available information for our 2020 peer group (as described below).

Pay for Performance

More specifically, our CEO total compensation ranks at the 57th percentile against our peer group, and our three-year total shareholder return ranks at the 50th percentile against our peer group.

Since a significant portion of the compensation is in the form of long-term incentive grants tied directly to our share price performance, there will be continued alignment with the shareholder experience.

Peer Group Selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and to determine retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

We believe our peer group is representative of Eldorado’s current market positioning and our expectation that the Company will grow as its business plan is executed.

Three-year Total Shareholder Return (percentile rank)

In 2020, the Committee reviewed the peer group based on the following criteria:

•	North American-listed gold companies (with select metals and mining companies, as appropriate)
•	Complexity of operations (e.g. international operations, complex jurisdictions, multiple mine sites)
•	Comparable size and similar operating characteristics

As a result of the review, the following changes were made to our peer group:

Removed		Added
Alacer Gold Corp. (acquired)	First Majestic Silver	Coeur Mining, Inc.	Hecla Mining Company
Capstone Mining Corp. (size)	Corp. (size)	Dundee Precious Metals	Yamana Gold Inc.
Detour Gold Corp. (acquired)	SEMAFO Inc. (acquired)	Equinox Gold Corp.

2020 Peer Group
Alamos Gold Inc.	Dundee Precious Metals	IAMGOLD Corporation	Torex Gold Resources Inc.
B2Gold	Endeavour Mining Corporation	New Gold Inc.	Yamana Gold Inc.
Centerra Gold Inc.	Equinox Gold Corp.	Pan American Silver Corp.
Coeur Mining, Inc.	Hecla Mining Company	SSR Mining Inc.

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2020 peer group percentile ranking
	Revenue for fiscal year 2020 (USD$ millions)	Assets for fiscal year 2020 (USD$ millions)	Market cap (12/31/20) (USD$ millions)
75th percentile	1,458	3,950	4,661
50th percentile	848	3,249	3,424
25th percentile	734	2,039	1,680
Eldorado	1,027	4,899	2,307
Percentile rank	56p	85p	32p

In making compensation decisions, we consider the compensation levels at the peer group companies as well as our need to attract and retain the right leaders to deliver on our strategic business plan.

Managing Compensation Risk

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.

Eldorado’s risk management process includes:

•	Identifying and categorizing risks
•	Evaluating risks individually for the likelihood of occurrence and the severity if the risk were to occur
•	Evaluating the interconnectivity of the risks in aggregate
•	Designing and developing strategies and additional controls to mitigate identified risks
•	Identifying an acceptable level of risk that will foster long-term shareholder growth
•	Assessing effectiveness of controls and risk measurement and risk management strategies

As part of their responsibilities associated with risk oversight, late in 2018, the Compensation Committee engaged Willis Towers Watson (“WTW”) to provide a compensation risk assessment. The objectives of the review included:

•	Documenting the extent of roles and responsibilities in risk management oversight of compensation policies and practices
•	Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
•	Identifying any risk arising from the existing executive compensation policies and practices, incentive goals and variable pay plans that are likely to have a material adverse effect on the organization

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Based on a review of that report and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

What we do		What we don’t do
✔	Balanced compensation programs: balance between short-term and long-term compensation discourages short-term risk-taking at the expense of long-term results	✗	No loans provided to executives
✔

Focus on the long term: a greater award opportunity derived from long-term incentives (“LTIs”) compared to short-term incentives (“STIs”), creating greater focus on sustained Company performance over time

		✗	No guaranteed minimum payouts on STIs or guaranteed vesting levels for performance share units (“PSUs”)
✔	Mix of sufficiently challenging performance measures: used in the Short-term Incentive Plan (“STIP’) to provide a balanced performance focus	✗	No option repricing
✔	Use of maximums/caps in the STIP and Performance Share Unit (“PSU”) Plan	✗	No gross-up payments to cover personal income taxes that pertain to executive or severance benefits
✔

Clawback Policy: allows the Board to recoup short- and long-term incentive compensation in the event a NEO is engaged in fraud, willful misconduct or gross negligence, resulting in the need for a material restatement of the Company’s financial results

		✗	No excessive perquisites for executives
	Link pay to performance: a significant portion of executive compensation is subject to the achievement of set performance criteria and is at risk	✗	No hedging by insiders
✔	Significant share ownership requirements: the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units (“RSUs”)
✔

Double-trigger change of control: severance payments are not awarded and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required

✔	Maximum severance payout following a change of control is two times the executive’s base salary and STIP paid in the last 12 months
✔	Independent compensation consultants are engaged by the Compensation Committee to provide independent advice

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Clawback Policy

Eldorado introduced an Executive Compensation Recovery Policy (“Clawback Policy”), effective January 1, 2016, enabling the Board to recover performance-based compensation, within 12 months of a material restatement, from an NEO or other officer of the Company that engaged in fraud, willful misconduct or gross negligence, and which resulted in the need for a material restatement of the Company’s financial results, where the error resulted in the overpayment of incentive compensation. In 2018, the Board amended the Clawback Policy to recover any incentive-based compensation, whether paid in cash or in equity, within the three-year period preceding the date on which the Company is required to prepare the accounting restatement. We will continue to review this policy in accordance with applicable laws and regulations.

Executive Equity Ownership

The President & CEO is required to own at least three times his or her annual base salary and other executive officers at least two times their annual base salary in Eldorado equity, including common shares and vested or unvested RSUs. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved by December 31 each year, or within five years of appointment.

The table below summarizes the equity holdings of our NEOs as of December 31, 2020.

We believe our executives should have a stake in the future growth of Eldorado and that their interests should be directly aligned with our shareholders.

NEOs	Base salary (CDN$)	Common shares (1)	RSUs (2)	Total equity holdings (3)	Market value (CDN$)	Cost at issue date (CDN$)	Multiple of salary (4)	Achieved	Date equity- holding requirements to be met
George Burns	1,000,000	261,334	115,312	376,646	6,354,018	2,986,762	6.35	✔	Apr. 28, 2022
Philip Yee	510,000	167,854	149,067	316,921	5,346,457	2,437,566	10.48	✔	Sept. 24, 2023
Joseph Dick	510,000	–	14,825	14,825	250,098	191,243	0.49	New in role	Dec. 2, 2024
Jason Cho	510,000	36,369	40,478	76,847	1,296,409	674,537	2.54	✔	Nov. 1, 2022
Timothy Garvin	430,000	38,172	29,107	67,279	1,134,997	545,198	2.64	✔	Feb. 20, 2023

Notes:

(1)	Outstanding common shares as of December 31, 2020.
(2)	Vested and unvested RSUs as of December 31, 2020.
(3)	Total units of common shares and RSUs.
(4)	Based on the higher of the value at acquisition date or fair market value at December 31, 2020 (CDN$16.87), and base salaries at December 31, 2020.

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Determining Compensation

Role of the Compensation Committee

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:
The Compensation Committee is responsible for the oversight of all compensation programs, and it takes this responsibility very seriously.
•	The competitiveness of compensation for directors and executives
•	Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
•	Appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders
•	The total compensation for our senior executives and whether the components are applied appropriately

Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO and makes its recommendations to the Board for the compensation of the President & CEO and other NEOs.

The Board is responsible for reviewing and approving compensation levels for the NEOs, including the President & CEO.

Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcomes. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Left to right: Teresa Conway, George Albino, Steven Reid, Catharine Farrow

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Role of the President & CEO

Eldorado’s President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:

•	Annual business goals and objectives for the Short-term Incentive Plan (“STIP”) and the Long-term Incentive Plan (“LTIP”) programs
•	Base salary adjustments, STI and LTI targets and actual awards for Eldorado’s NEOs and other officers
•	Company-wide equity-based compensation for senior managers
•	Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend his or her own compensation.

Role of Independent Compensation Consultants

The Compensation Committee engages independent compensation consultants who provide no other work for the Company to advise on executive and director compensation matters. Beginning in 2016, the Company retained WTW in connection with the review and update of its executive and director compensation program.

In 2020, Willis Towers Watson:

•	Commented on various incentive design and governance-related trends within the mining industry and more broadly
•	Reviewed the peer group used for executive and director compensation purposes
•	Conducted executive and director compensation reviews
•	Provided assistance related to proxy disclosure
•	Attended all Compensation Committee meetings

The Compensation Committee has engaged Morneau Shepell since 2007 to provide actuarial services and to advise on the design and structure of Eldorado’s Pension Plan. In 2020, Morneau Shepell provided actuarial and consulting services relating to the wind-up of Eldorado’s Defined Benefit (“DB”) Pension Plan.

The Compensation Committee considered the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2020 and 2019, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers.

Executive compensation-related fees	2020 (CDN$)	2019 (CDN$)
Willis Towers Watson	66,934	74,527
Morneau Shepell	200,817	281,805

No fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates.

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Compensation Components and 2020 Compensation Decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

Eldorado targets the 50th percentile of our peer group on the compensation elements that are shown below.

Summary of Compensation Components

Fixed	Variable					Fixed
Components	**CASH**			**EQUITY**			**OTHER**
Components	**Salary**	**Short-term Incentive Plan**		**Long-term Incentive Plan**			**Other**
Purpose	Compensates executives for leadership and management skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive value		Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years			Invests in executives' health and well-being and provides an important source of income at retirement and is a retention tool
Detail – Makeup		**Corporate Objectives**	**Individual Objectives**	**PSUs**	**RSUs**	**Options**	**DC Pension**
Detail – Weighting		CEO: 100% NEOs: 70%	0% 30%	50%	25%	25%	▪ 10–15% ▪ Vesting period
Detail – Target amount		CEO: 100% of salary NEOs: 80% of salary		CEO: 220% of salary NEOs: 150% of salary			
Detail – Outcomes		0–2X target	0–2X target	Performance 0–2X	1X	1X	
Performance Period	1 Year	1 Year		3 Years Cliff vests	3 Years Vests one-third each year	5 Years Vests one-third each year	
Measures	Assessed performance Reference to peer group	30% ESG: Safety, Sustainability, Governance & People 35% Operational Excellence 35% Growth & Strategic Focus	Specifically designed for each executive and aligned with corporate strategy and objectives	Three-year relative TSR vs S&P/TSX Global Gold Index (absolute TSR constraint)		Requires share price increase compared with date of grant

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Return-based Metric or Return on Investment Capital

Eldorado recognizes the importance of investing wisely and has been investigating the use of a return-based metric for introduction to its incentive compensation program. Shareholders appreciate that the industry is capital-intensive, so having our people focused on and aligned in regard to achieving a return on our investments represents a common goal. Within our compensation peer group, Eldorado’s assets are in the top quartile on the balance sheet, so obtaining a return on those assets is crucial to our business.

Throughout 2020, the Compensation Committee and the Board elected to investigate the potential alternatives using the following:

•	Actual results from specific investments that our management team has recommended and been responsible for
•	Backtesting of prior year results to understand the volatility, predictability and business impact of the different potential return measures

The Committee continues to evaluate a return metric as there are many potential methods of measuring a return. At this time, the Committee has not deemed it appropriate to add a return metric, but throughout 2021 will continue to investigate alternatives. Instituting return on investment capital (“ROIC”) presents challenges in a commodity cyclical business, and particularly in one with a material capital investment program. The Committee continues to monitor ROIC with a view to alignment with our strategy.

As with all our objectives, the Compensation Committee is very aware of the need to establish appropriate and credible targets to ensure they appropriately incentivize performance and there are no unintended consequences through the use of the targets.

Base Salary

We aim to establish the base salary component as a competitive foundation for our executive compensation program and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive’s experience, responsibility, seniority, proven or expected performance, employment market conditions, and competitiveness when compared to similar positions in Eldorado’s peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent.

NEOs	2020 (CDN$)	2019 (CDN$)
George Burns	1,000,000	1,000,000
Philip Yee	510,000	500,000
Joseph Dick (1)	510,000	500,000
Jason Cho (2)	510,000	500,000
Timothy Garvin (3)	430,000	365,000

Notes:

(1)	Mr. Dick commenced employment December 2, 2019. The amount shown for 2019 is an annualized salary.
(2)	Mr. Cho was promoted to EVP and Chief Strategy Officer on April 15, 2019. The total for 2019 represents the annualized figure post his promotion to Chief Strategy Officer.
(3)	Mr. Garvin's increase in 2020 was based on positioning him closer to market competitiveness for his position among our peer group.

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Short-term Incentive Plan

The Short-term Incentive Plan (“STIP”) is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado’s strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be a number of years before these achievements are reflected in the Company’s operating and financial results.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

Achievement of annual operational, financial and strategic goals is an important indicator of the health of the Company and our ability to build long-term shareholder value.

While the STIP is based on a one-year performance period, we set challenging operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the Long-term Incentive Plan (“LTIP”) program, described in the following pages, is intended to motivate our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows:

Base Salary ($)	×	Target Award Level (%)	×	Corporate (Achievement Level x Weighting)	+	Personal (Achievement Level x Weighting)	=	STIP Award ($)
		Expressed as a percentage of base salary		Multiple objectives within the Corporate Scorecard, each with an assigned weighting		Multiple objectives that vary by participant depending on role

		Varies by position level and responsibility		Achievement level is based on quantitative assessment of performance		Each objective is assigned a weighting

		Aligns with industry practice				Achievement level is based on how well the participant achieves each personal objective

The table below shows the 2020 target award levels and framework for each of the NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Personal objectives weighting (%)
George Burns	100	0–200	100	–
Philip Yee	80	0–160	70	30
Joseph Dick	80	0–160	70	30
Jason Cho	80	0–160	70	30
Timothy Garvin	80	0–160	70	30

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2020 Corporate Objectives Performance

ESG: Safety, Sustainability, Governance and People

Operating safely and sustainably – and developing our people – is core to Eldorado. We continually look for ways to minimize safety incidents, maintain a strong safety and sustainability culture, and invest in our people.

•

Safety: at all our operating mine sites in 2020, we focused on safety audits and completing corrective actions. We also implemented a new incident-alert and investigation-reporting process and conducted safety training across all our sites. As a result of these efforts, our overall lost-time injury frequency rate (“LTIFR”) decreased over 40%, and our total recordable injury frequency rate (“TRIFR”) decreased over 25%

•

Sustainability: We developed our new Sustainability Integrated Management System (“SIMS”), which is a global framework that outlines a common set of minimum-performance standards by which we will operate

	•	People: We developed and rolled out Valuable Leadership, our new leadership program, to all global leaders
	•	No fatalities and zero major environmental reportable incidents

Operational Execution	Operating profitable mines is critical to Eldorado’s ongoing success.

•

Total gold produced: despite the impacts of COVID-19, which included a government-mandated shutdown in Québec and reduced workforce in Turkey and Greece, 2020 gold production of 528,874 ounces met the Company’s annual consolidated production guidance

•

Total byproduct produced (gold equivalent): due to a combination of a decrease in base metal prices, an increase in gold price (more focus on gold production at Olympias), and reduced person power due to COVID-19, we did not meet guidance in gold-equivalent production for the year

	•	All-in sustaining costs (“AISC”): AISC of $921, buoyed by strong production figures, met guidance for the year
	•	Cash flow per share: cash flow per share exceeded our expectations as a result of a solid operating performance and a higher-average realized gold price in 2020

Growth and Strategic Focus	Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado’s growth and value creation.

•

Strengthened balance sheet: a combination of achieving higher-than-expected EBITDA due to strong production and higher gold prices and using increased cash flow to retire high-yield debt ($66.1 million in senior secured notes) significantly improved the strength of our balance sheet in 2020

	•	Turkey: the Kışladağ life of mine increased to 15 years and good progress was made on waste-stripping, despite the impact of COVID-19
	•	Greece: developed a legal and financial framework (Amended Investment Agreement), which was officially signed and ratified in Q1 2021
	•	Lamaque: received permit for expansion of underground production from 1,800 tonnes per day to 2,650 tonnes per day. Initial Ormaque resource was substantially completed and announced in Q1 2021
	•	Resources: significantly increased measured and indicated resources and inferred resources targets for 2020

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2020 Corporate Objectives Results

Objective	Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
Safety, Sustainability and Governance
Reduce LTIFR	1.49	1.34	1.21	0.85	5	2.0	10.0
Reduce TRIFR	8.17	7.35	6.62	5.95	5	2.0	10.0
Enhance site safety audits and remediate	Conducted safety audits and performed corrective actions; implemented new incident-alert and				5	1.25	6.3
	investigation-reporting processes
Management system for sustainability	Created and began to roll out our new Sustainability Integrated Management System				7.5	2.0	15.0
Successful implementation of values, leadership model, and training & progress on culture of integrity	Developed and rolled out Valuable Leadership, our new leadership program, across the globe				7.5	1.5	11.3
Modifier: zero fatalities and zero environmental and regulatory non-compliance modifier (major incidents)	Achieved, no modifier applied
Operational Execution
Total gold produced (oz)	485,223	539,137	593,051	528,874	10	0.90	9.0
Total byproduct produced (gold equivalent) (l)	98,581	109,534	120,487	92,192	5	0.0	0.0
AISC (USD$/oz)	$992	$902	$812	$921	10	0.89	8.9
Cash flow (USD$) per share (2)	$1.63	$1.81	$1.99	$2.36	10	2.0	20.0
Growth and Value Creation
Strengthen balance sheet	Exceeded challenge on our gross debt/EBITDA measure	5	2.0	10.0
Portfolio optimization -	Extended life of mine of Kr ladag to 15 years and made
Turkey assets	significant progress in other portfolio-optimization projects	5	1.5	7.5
	on our Turkey assets
Transformation of Greece	Significant progress in Amended Investment Agreement. which led
operations	to the official signing and subsequent ratification in Q1 20ZI and	15	1.6	24.5
	significant progress in other transformation projects
Progress Lamaque growth	Received permit for expansion in Lamaque from
	1,800 tonnes per day to 2,650 tonnes per day, and initial	5	1.5	7.5
	Ormaque resource was completed
Achieve 2020 target	Exceeded challenge on addition of measured
resources	and indicated and inferred ounces	5	2.0	10.0
Corporate score				150%

Notes:

(1)	Total byproduct produced (gold equivalent) is based on production forecasts for the year and metal prices of $1,400 Au, $18.00 Ag, $2,400 Zn and $2,100 Pb.
(2)

Cash flow per share (“CFPS”) consists of cash flow from operations before working capital changes and divided by the weighted average shares outstanding in the period. Weighted average shares outstanding in the period excludes ATM shares issued in 2020 for Corporate Scorecard purposes. Actual CFPS including ATM shares issued in 2020 equalled $2.29.

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2020 STIP Awards

The table below shows the actual STIP awards for the year ended December 31, 2020.

			Corporate performance		Personal performance
NEOs	2020 Base salary (CDN$)	Target STIP (% of salary)	Weight (%)	Score	Weight (%)	Score	Achievement level (%)	STIP payout (achievement level x target award) (%)	2020 STIP award (CDN$)
George Burns	1,000,000	100	100	1.50	0	n/a	150	150	1,500,000
Philip Yee	510,000	80	70	1.50	30	1.87	161.0	128.8	656,880
Joseph Dick	510,000	80	70	1.50	30	1.58	152.5	122.0	622,200
Jason Cho	510,000	80	70	1.50	30	1.67	155.0	124.0	632,400
Timothy Garvin	430,000	80	70	1.50	30	1.67	155.2	124.2	533,888
Total payout									$3,945,368

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Long-term Incentive Plan

Long-term incentives (“LTIs”) align the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.

The value of LTIs will increase or decrease in tandem with the executive team’s achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.

Target LTI Award and Mix

Eldorado’s target LTI award value and mix are set to align with industry best practices and good governance.

LTI Mix

Target Award Level Base salary x 220% (President & CEO) Base salary x 150% (other NEOs)

Vesting Terms and Conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	Performance Share Units (“PSUs”)	Restricted Share Units (“RSUs”)	Stock options
Determining the number of units granted	PSU grant value divided by closing share price on day prior	RSU grant value divided by closing share price on day prior	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance- vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years

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Performance Share Units

Performance share units (“PSUs”) can be granted from the Performance Share Unit (“PSU”) Plan or Restricted Share Unit (“RSU”) Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado’s long-term performance by providing compensation that is conditional on the achievement of pre-determined performance criteria.

PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s three-year relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period and the three-year absolute Total Shareholder Return (“absolute TSR”) performance.

The number of PSUs that are earned and redeemed is calculated as follows:

Relative performance required	Three-year relative TSR multiplier	Three-year Absolute TSR Constraint The three-year relative TSR multiplier will be capped at 100% if Eldorado’s three-year absolute TSR is negative for the performance period.
≤75% of S&P/TSX Global Gold Index	0%
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Why Relative TSR with an Absolute TSR Constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index, which includes many of the companies in our peer group; this provides a clear indication of our performance compared to that of our peers over the same time period.

The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

PSUs granted to NEOs in 2018 are scheduled to vest in May 2021 due to Company-mandated blackout.

Based on feedback from shareholders, particularly around adding a return metric to the PSU Plan, in 2018, the Compensation Committee commenced a review of the potential use of a second PSU metric. The Compensation Committee has engaged WTW to advise the Committee on this research. This review is currently under way, including how best to incorporate a metric into the Plan design and backtesting to understand the implications around target setting. Based on this research, the Compensation Committee will consider whether it is feasible to add a return-based metric in future grants.

Restricted Share Units

The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of restricted share units (“RSUs”) redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, the experience of our executives is linked to that of our shareholders.

RSU awards typically vest in three tranches over three years.

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Stock Options

Stock options link the experience of our executives to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on a positive move in the share price.

Stock options vest in three tranches over a three-year period and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

2020 Long-term Incentives

The table below shows the number of units and value of LTIs awarded to the NEOs for 2020 (granted in early 2021). LTIs form part of the annual compensation package for executives and are granted in the first quarter following year end.

	PSUs		RSUs		Stock options
NEOs	Number granted	Value (1) (CDN$)	Number granted	Value (2) (CDN$)	Number granted	Value (3) (CDN$)
George Burns	84,807	1,121,997	42.403	560,992	100,000	561,000
Philip Yee	29,489	390,139	14,744	195,063	34,772	195,071
Joseph Dick	29,489	390,139	14,744	195,063	34,772	195,071
Jason Cho	29,489	390,139	14,744	195,063	34,772	195,071
Timothy Garvin	24,863	328,937	12.431	164,462	29,318	164,474

Notes:

(1) The PSUs were granted on March 2, 2021. The number of PSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on March 1, 2021 (CDN$13.23).

(2) The RSUs were granted on March 2, 2021. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX as at the close of trade on March 1, 2021 (CDN$13.23).

(3) The stock options were granted on March 2, 2021, at an exercise price of CDN$13.23, the closing share price per Eldorado common share on the TSX on March 1, 2021. The value of stock option grants is based on the Black–Scholes method.

Retirement Benefits

In 2017, Eldorado introduced a Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) for the President & CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

On December 13, 2019, the Company resolved to wind up the Defined Benefit Pension Plan (“DB SERP”), effective December 31, 2019. There are no active participants in the DB SERP.

Joseph Dick does not participate in any of Eldorado’s pension plans.

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Defined Contribution SERP

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the Income Tax Act (Canada) (“Tax Act”) on annual registered retirement savings plan (“RRSP”) contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STI award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.

The DC SERP is funded on an annual basis, and the funds are invested at the discretion of the participant. The investment risks and rewards are assumed by each participant and not by the Company.

During the year ended December 31, 2020, a total of CDN$561,000 was accumulated in contributions on behalf of Mr. Burns, Mr. Yee, Mr. Cho and Mr. Garvin. Accumulated pension benefits under the DC SERP (up to and including 2020) and annual RRSP contributions are as follows:

NEOs	Accumulated value at start of year (CDN$)	Compensatory change (1,2) (CDN$)	Accumulated value at end of year (CDN$)
George Burns	875,000	300,000	1,175,000
Philip Yee	114,375	91,800	206,175
Jason Cho	185,091	91,800	276,891
Timothy Garvin	122,212	77,400	199,612

Notes:

(1) SERP benefits are fully vested following a vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(2) This amount excludes the annual return value.

Defined Benefit Pension Program (Closed)

On December 13, 2019, the Company resolved to wind up the Eldorado Gold Corporation Pension Plan for Designated Employees

(“Designated Plan”) and the DB SERP effective December 31, 2019. Annuities were purchased in satisfaction of all outstanding Designated Plan obligations in 2020, and other than a small number of outstanding administrative steps to be completed to receive the final outstanding refunds in respect of the DB SERP from the CRA, which will be taken in 2021, the wind-up of the Designated Plan and the DB SERP have largely been completed. All payments from the DB SERP are expected to be settled in 2021.

Perquisites and Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

None of the NEOs received perquisites which, in the aggregate, were worth more than CDN$50,000 or 10% of the respective executive officer’s salary. Mr. Burns, Mr. Yee, Mr. Cho and Mr. Garvin received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership. Mr. Dick received a monthly housing allowance in lieu of a pension plan.

In 2019, the Company launched an Employee Share Purchase Plan (“ESPP”) in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. Shares are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their base annual salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant’s contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary.

The ESPP was also rolled out to our regional corporate office in the Netherlands in 2020.

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Compensation Tables and Disclosures

Shareholder Return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2014 and December 31, 2019, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

As at December 31 (CDN$ millions)	2015	2016	2017	2018	2019	2020
Eldorado Gold Corp.	100	105	45	20	51	83
S&P/TSX Global Gold Index	100	151	153	148	209	255
S&P/TSX Composite Index	100	121	132	120	148	156

Cumulative Total Shareholder Return (%)	2016	2017	2018	2019	Five-year (2020)	Five-year CAGR(1)
Eldorado Gold Corp.	5.37	-55.38	-80.39	-48.86	-17.29	-3.73
S&P/TSX Global Gold Index	50.96	53.00	47.73	108.75	154.87	20.58
S&P/TSX Composite Index	21.08	32.08	20.34	47.83	56.11	9.32

Note:

(1) Compound annual growth rate (“CAGR”).

A significant portion of the Company’s executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, and therefore provides alignment with the shareholder experience.

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Summary Compensation Table

The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2018, 2019 and 2020.

Principal name and position	Year	Salary (1) (CDN$)	Share- based awards (2) (CDN$)	Option- based awards (3) (CDN$)	Non-equity incentive plan compensation (4) (CDN$)	Pension value (5) (CDN$)	Other compensation (CDN$)	Total compensation (CDN$)
George Burns	2020	1,000,000	1,682,989	561,000	1,500,000	300,000	-	5,043,989
President & CEO	2019	1,000,000	1,649,994	549,997	1,040,000	300,000	-	4,539,991
	2018	1,000,000	1,350,000	450,000	860,000	300,000	-	3,960,000
Philip Yee	2020	510,000	585,202	195,071	656,880	91,800	-	2,038,953
EVP & CFO	2019	500,000	573,746	191,248	478,200	90,000	-	1,833,194
	2018	135,417	1,687,500	1,362,500	118,029	24,375	-	3,327,821 (6)
Joseph Dick	2020	510,000	585,202	195,071	622,200	-	-	1,912,473
EVP & Chief Operating Officer	2019	41,667	573,746	841,248	34,267	-	-	1,490,928 (7)
Jason Cho	2020	510,000	585,202	195,071	632,400	91,800	-	2,014,473
EVP & Chief Strategy Officer	2019	489,792	573,746	191,248	495,865	88,162	-	1,838,813
	2018	465,000	453,375	151,125	414,594	83,700	-	1,567,794
Timothy Garvin	2020	430,000	493,399	164,474	533,888	77,400	-	1,699,161
EVP & General Counsel	2019	365,000	483,747	161,249	361,496	65,700	-	1,437,192
	2018	313,956	287,438	95,813	241,825	54,942	-	993,974

Notes:

(1)	Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid and reported in Canadian dollars.
(2)

Share-based awards are granted in the first quarter following the year of service (i.e. share-based awards granted in the first quarter of 2021 are considered 2020 compensation).

For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3)

Option-based awards are granted in the first quarter following the year of service (i.e. option-based awards granted in the first or second quarter of 2021 are considered 2020 compensation).

For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2019, 2020 and 2021.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2019	–	61.16–63.21	1.78–1.80	1.98–3.98	5.68
2020	–	62.75–63.65	0.89–0.95	1.96–3.96	12.90
2021	–	64.54–68.00	0.25–0.63	1.92–3.92	13.23

(4)	STIP is determined and paid out in Q1 of the following year for prior year performance. See page 59 for a description of the STIP.
(5)	Pension value: see page 66 for information about the retirement benefit.
(6)	Includes replacement compensation awarded in February 2019 (CDN$600,000 in PSUs, CDN$600,000 in RSUs and CDN$1,200,000 in stock options).
(7)	Includes replacement compensation awarded in December 2019 (CDN$650,000 in stock options).

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Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2020.

NEOs	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the- money number of stock options (1) (CDN$)	Number of unvested RSUs	Value of unvested RSUs (2) (CDN$)	Value of vested RSUs (2) (CDN$)	Number of unvested PSUs	Value of unvested PSUs (3) (CDN$)
George	01-Feb-17	84,269	23.00	01-Feb-22	–
Burns	02-May-17	64,864	23.40	02-May-22	–
	09-Apr-18	140,000	6.20	09-Apr-23	1,493,800
	24-Feb-19	189,075	5.68	24-Feb-24	2,115,749
	05-Mar-20	102,230	12.90	05-Mar-25	405,853
				Total	4,015,402	115,312	1,945,313	0	362,890	6,121,954
Philip	24-Feb-19	504,201	5.68	24-Feb-24	5,642,009
Yee	24-Feb-19	68,277	5.68	24-Feb-24	764,020
	05-Mar-20	35,548	12.90	05-Mar-25	141,126
				Total	6,547,155	104,319	1,759,862	754,899	192,502	3,247,509
Joseph	02-Dec-19	152,941	10.40	02-Dec-24	989,528
Dick	05-Mar-20	35,548	12.90	05-Mar-25	141,126
				Total	1,130,654	14,825	250,098	0	29,651	500,212
Jason	02-Feb-16	50,905	16.10	02-Feb-21	39,197
Cho	27-Jan-17	38,384	22.00	27-Jan-22	–
	09-Apr-18	18,600	6.20	09-Apr-23	198,462
	24-Feb-19	42,332	5.68	24-Feb-24	473,695
	05-Mar-20	35,548	12.90	05-Mar-25	141,126
				Total	852,480	40,478	682,864	0	130,361	2,199,190
Timothy	09-Apr-18	12,600	6.20	09-Apr-23	134,442
Garvin	24-Feb-19	26,838	5.68	24-Feb-24	300,317
	05-Mar-20	29,972	12.90	05-Mar-25	118,989
				Total	553,748	29,107	491,035	0	90,911	1,533,669

Notes:

(1)

The value of the options is based on the difference between a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)

The value of RSUs is based on a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3)

The vesting and payout value of each of the PSUs is dependent on achievement of pre-determined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 64 for further information about the PSU performance criteria. Value of unvested PSUs are presented at target, based on a market value of CDN$16.87 per share.

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Incentive Plan Awards (Value Vested or Earned during the Year)

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2020.

NEOs	Option-based awards: value vested during the year (1) (CDN$)		Share-based awards: value vested during the year (2,3) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Burns	761,562		593,667	1,500,000
Philip Yee	1,654,461	(4)	642,134	656,880
Joseph Dick	321,684		–	622,200
Jason Cho	269,247		212,842	632,400
Timothy Garvin	174,429		138,653	533,888

Notes:

(1)	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.
(3)	PSUs that could have vested in 2020 did not meet the threshold performance level and paid out at $0.
(4)	Mr. Yee’s option-based awards vested in 2020 include vesting from his sign-on grant.

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Employment Agreements, Termination and Change of Control

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the Company without cause or by the executive for good reason following a change of control.

A change of control occurs if:

The maximum severance payable is

2 × base salary and STIP paid in the last

12 months.

Severance is payable only if the executive’s

employment is terminated by the Company

without cause or by the executive for “good

reason” following a change of control.

(a)

There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)	Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

	•	We are the surviving corporation formed from the transaction; and

	•	Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c)

The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d)

At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the NEOs can terminate his or her employment for “good reason” by giving 90 days written notice within the 12-month period following a change of control and receive his or her severance package. Good reason has occurred if:

(a)

The Company changes the executive’s duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);

(b)

There is any reduction by the Company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive;

(c)

There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive’s participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;

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(d)

There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e)	The Company relocates the executive’s principal office to any place more than 50 km from the location at which he or she performed his or her duties for the Company;

(f)	There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company’s corporate objectives; or

(g)	There is any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment.

Termination without Cause or for Good Reason Following a Change of Control

The table below shows the amounts that would be paid to each of our NEOs if the Company were to terminate each executive’s employment without cause (including following a change of control), or an executive terminated his or her employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2020.

Termination by the Company without cause	George Burns (CDN$)	Philip Yee (CDN$)	Joseph Dick (CDN$)	Jason Cho (CDN$)	Timothy Garvin (CDN$)
2 × base salary (paid in previous 12 months)	2,000,000	1,020,000	1,020,000	1,020,000	860,000
2 × STIP award (paid in previous 12 months)	2,080,000	956,400	68,534	991,730	722,992
Benefits	6,467	5,288	22,644	6,875	6,467
Total	4,086,467	1,981,688	1,111,178	2,018,605	1,589,459

Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation)
Unvested stock options (1)	2,314,290	4,411,811	800,813	813,283	553,748
Unvested RSUs (2)	1,945,313	1,759,862	250,098	682,864	491,035
Unvested PSUs (3)	6,121,954	3,247,509	500,212	2,199,190	1,533,669
Total	10,381,557	9,419,182	1,551,123	3,695,337	2,578,452
Combined total	14,468,024	11,400,870	2,662,301	5,713,942	4,167,911

Notes:

(1)

The value of the options is based on the difference between a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020) and the exercise price.

(2)	The value of the RSUs is based on a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020).
(3)

The value of the PSUs is contingent on the achievement of pre-determined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. PSU value is based on a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020) at target since payout upon a change of control is at the full discretion of the Board.

The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

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The table below outlines the treatment of each compensation component following termination of employment of a NEO.

Termination
Compensation		Retirement,	Termination	Termination	following a change
component	Resignation	death or disability	with cause	without cause	of control
Base salary	Earned portion only			2 × base salary paid in previous 12 months
STIP	A prorated portion may be paid, at the discretion of the Board		No STIP is paid for the current year	2 × STIP award paid in previous 12 months
Stock options (for executive officers appointed by the Board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise

On retirement,

participants are entitled

to be paid after the expiry

of the performance

period a prorated

portion of PSUs based

on the amount of time

the participant was

employed during the

performance period

				All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise	The performance period will be deemed to have ended as at the date of termination

According to the

individual PSU

agreements, the number

of PSUs awarded will

be subject to actual

performance during the

performance period

On death or disability,

participants are treated

the same as for

termination following

change of control

According to the

individual PSU

agreements, the

number of PSUs

awarded will be

subject to actual

performance during

the performance

period, and may be

higher or lower than

the number of PSUs

initially granted

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Director Compensation

Director Compensation Philosophy		In 2019, director compensation changed to a fixed annual retainer rather than a per-meeting fee.

Our director compensation program is designed to:

•	Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
•	Reflect the complexities, risks, skill sets and value associated with independent directors of the Board
•	Be fair and equitable, reflecting the time and effort required by each director
•	Align the interests of our Board and shareholders by committing directors to equity ownership requirements

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

Evaluation of the Program

The Compensation Committee reviews director compensation annually, considers feedback from shareholders and makes recommendations to the Board based on Eldorado’s Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks and successfully oversee Eldorado’s strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 56 for details on the compensation consultants, including fees paid.

Compensation Components

Director compensation includes:

•	Annual retainer and additional retainers for the Chair of each Board committee
•	Equity-based compensation
•	Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table on the following page details the 2018 retainer structure, and the 2019 and 2020 flat-fee structure for Eldorado’s independent directors. The overall compensation is consistent with peer group practices according to benchmarking conducted by independent compensation consultant WTW.

We pay annual retainers for directors on a quarterly basis.

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Fees and Retainers

Director compensation (CDN$)	2020	2019	2018
Annual retainers
Member of the Board of Directors	100,000	100,000	90,000
Chair of the Board	185,000	185,000	175,000
Annual committee Chair retainers
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	20,000	20,000	20,000
Corporate Governance and Nominating Committee Chair	20,000	10,000	10,000
Sustainability Committee Chair	20,000	10,000	10,000
Technical Committee Chair	20,000	n/a	n/a
Equity retainer	100,000	100,000	100,000
Board and committee meeting fee (per meeting)	n/a	n/a	1,250

Equity-based Compensation

In 2018, Eldorado ceased granting stock options to directors. Prior to 2018, equity-based compensation was awarded to Eldorado’s directors on an annual basis in the form of deferred units (“DUs”) and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the Director Compensation Policy, in 2020, directors were eligible to elect to receive DUs, in the aggregate value of CDN$100,000. In addition, directors may elect to receive DUs in lieu of their cash compensation.

Travel and Other Fees

Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.

Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, starting in 2018, the equity ownership requirement was increased to three times their annual cash retainer within five years. We include common shares and DUs in the equity ownership calculation. DUs are included as they may not be redeemed until the director is no longer a member of Eldorado’s Board, thus aligning the directors’ experience with that of the Company’s shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the Corporate Governance and Nominating Committee. The most recent review indicates that all directors who have been members of the Board for five or more years have met their share ownership requirements.

For information about the directors’ share ownership, see “Director Equity Ownership” on page 78.

Eldorado’s independent directors are required to hold three times their annual cash retainer in Eldorado equity.

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2020 Director Compensation

The table below shows the breakdown of total compensation earned by each director in 2020.

As President & CEO, Mr. Burns does not receive compensation as a director. See the “Summary Compensation Table” on page 68 for information on Mr. Burns’ 2020 compensation.

	DUs taken in lieu			Share-based
	Fees earned	of fees (1)		awards (2)	Total
Director	(CDN$)	(CDN$)		(CDN$)	(CDN$)
George Albino (4)	190,000	–		100,000	290,000
Teresa Conway	75,000	25,000	(3)	100,000	200,000
Catharine Farrow	66,667	–		–	66,667
Pamela Gibson (4)	115,000	–		100,000	215,000
Geoffrey Handley (4)	25,000	–		100,000	125,000
Judith Mosely (4)	38,333	–		–	38,333
Michael Price (4)	85,000	–		100,000	185,000
Steven Reid (4)	90,000	30,000		100,000	220,000
John Webster (4)	135,000	–		100,000	235,000
Total	850,000	55,000		700,000	1,575,000

Notes:

(1)	Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash.
(2)

Share-based awards is the amount that directors received in DUs in 2020. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant and, from and after February 20, 2014, earn dividend equivalents.

(3)	Ms. Conway’s DU in lieu of fees was given in Q1 2021 but earned in Q4 2020.
(4)	The following directors served as committee Chairs in 2020:
•	Mr. Webster – Chair of the Audit Committee
•	Mr. Reid – Chair of the Compensation Committee until December 31, 2020
•	Ms. Gibson – Chair of the Corporate Governance and Nominating Committee
•	Mr. Price – Chair of the Sustainability Committee until September 30, 2020
•	Ms. Mosely – Chair of the Sustainability Committee effective October 1, 2020
•	Mr. Handley – Chair of the Mineral Reserve and Resource panel, predecessor of the Technical Committee until April 30, 2020
•	Mr. Albino – Chair of the Technical Committee until December 30, 2020

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Outstanding Option-based Awards and Share-based Awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2020.

Option-based awards						Share-based awards
Director	Grant date	Number of unexercised stock options	Option exercise price (CDN$)	Option expiry date	Value of unexercised in- the-money stock options (1) (CDN$)	Number of unredeemed DUs (2)	Value of unredeemed DUs (2,3) (CDN$)	Value of redeemed DUs (CDN$)
George Albino	1-Nov-16	20,000	21.15	1-Nov-21	–	65,170	1,099,418	–
	27-Jan-17	8,235	22.00	27-Jan-22	–	–	–	–
Teresa Conway	–	–	–	–	–	25,919	437,254	–
Catharine Farrow	–	–	–	–	–	–	–	–
Pamela Gibson	2-Feb-16	17,543	16.10	2-Feb-21	–	50,691	855,157	–
Geoffrey Handley (4)	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	947,747
Judith Mosely	–	–	–	–	–	–	–	–
Michael Price (4)	2-Feb-16	9,210	16.10	2-Feb-21	–	–	–	979,613
	27-Jan-17	6,176	22.00	27-Jan-22	–	–	–	–
Steven Reid	–	–	–	–	–	83,451	1,407,818	–
John Webster	2-Feb-16	7,017	16.10	2-Feb-21	–	64,129	1,081,856	–
	27-Jan-17	9,264	22.00	27-Jan-22	–	–	–	–

Notes:

(1)

The value of the stock options is based on the difference between a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020) and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

(2)

Directors can elect to receive DUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director:

Director	DUs elected in lieu of cash ($)		DUs elected in lieu of cash (%)
George Albino	201,588		33
Teresa Conway	3,744	(5)	2
Catharine Farrow	-		-
Pamela Gibson	74,920		6
Judith Mosely	-		-
Steve Reid	342,295		30
John Webster	112,282		21

(3)

The value of the DUs is based on a market value of CDN$16.87 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2020). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

(4)	Mr. Handley ceased to be a director effective April 30, 2020, and Mr. Price ceased to be a director effective September 30, 2020.
(5)	This figure for Ms. Conway does not include the $25,000 of DUs elected in lieu of cash in Q1 2021 but earned in Q4 2020.

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Equity-based Awards (Value Vested or Earned during Year)

The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2020.

Director	Option-based awards: value vested during the year (1) (CDN$)	Share-based awards: value vested during the year (2) (CDN$)	Non-equity incentive plan compensation: value earned during the year (CDN$)
George Albino	-	-	-
Teresa Conway	-	-	-
Catharine Farrow	-	-	-
Pamela Gibson	-	-	-
Judith Mosely	-	-	-
Steven Reid	-	-	-
John Webster	-	-	-
Geoffrey Handley	-	947,747	-
Michael Price	-	979,613	-

Notes:

(1)

The value of the options is based on the difference in the market price on the vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)

The right to request the redemption of DUs does not occur until the director is no longer a member of the Board, and accordingly, the DUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DUs granted to such director are redeemed. All DUs vested during the 2020 fiscal year, as disclosed in this table, are for directors who left the Board during the 2020 financial year. See page 76 for the value of DUs granted in the 2020 financial year. The value of the DUs in this table is based on the number of DUs awarded multiplied by the closing share price on the redemption date.

Director Equity Ownership

The independent directors and the Chair of the Board are required to hold three times their annual retainer within five years of their appointment.

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2020.

Director	Equity ownership requirement (CDN$)	Number of share-based awards (DUs)	Number of common shares	Total number	Total market value (DUs and common shares (1) (CDN$)	Total cost basis (DUs and common shares (CDN$)	Multiple of annual retainer	Meets requirement
George Albino	555,000	65,170	35,000	100,170	1,689,868	766,855	9.13	✔
Teresa Conway	300,000	25,919	8,000	33,919	572,214	259,508	5.72	✔
Catharine Farrow (2)	300,000	–	–	–	–	–	–	n/a
Pamela Gibson	300,000	50,691	–	50,691	855,157	499,119	8.55	✔
Judith Mosely (3)	300,000	–	–	–	–	–	–	n/a
Steven Reid	300,000	83,451	10,000	93,451	1,576,518	1,087,738	15.77	✔
John Webster	300,000	64,129	2,400	66,529	1,122,344	638,165	11.22	✔

Notes:

(1)	Based on the closing price at December 31, 2020 (CDN$16.87).
(2)	Ms. Farrow joined the Board on April 30, 2020; she is not required to meet her shareholding requirement until April 30, 2025.
(3)	Ms. Mosely joined the Board on September 1, 2020; she is not required to meet her shareholder requirement until September 1, 2025.

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 Other Information

Other Information

Equity Compensation Plan Information

The table below shows the breakdown in the total options that have been granted and are outstanding under the Incentive Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2020.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs (1)	% of total issued and outstanding common shares
Options under the Incentive Stock Option Plan	5,092,388	5,092,388	2.91
PSUs under the PSU Plan	525,605	525,605	0.30
Total	5,617,993	5,617,993	3.21

•	Incentive Stock Option Plan: from and after June 21, 2018, limited to no more than 9,519,589 shares of Eldorado common shares.

•	PSU Plan: limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).

The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 525,605; this number represents 0.30% of the issued and outstanding common shares.

As of December 31, 2020, 5,092,388 options to purchase the same number of common shares (representing 2.91% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of December 31, 2020, 3,848,104 options for the Incentive Stock Option Plan remain available for grant (representing 2% of the issued and outstanding common shares) and 100,395 PSUs remain available for grant under the PSU Plan (representing 0.06% of the issued and outstanding common shares), assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower, depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2020, no common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado’s annual burn rate for the last three fiscal years under the Incentive Stock Option Plan and the PSU Plan is calculated as follows:

	2020	2019	2018
Share Options granted under the Stock Option Plan	1,156,744	2,387,256	1,078,797
Underlying common shares granted to satisfy PSUs granted under the PSU Plan (1)	–	264,083	261,523
Weighted average shares outstanding	171,047,000	158,856,000	158,509,000
Burn rate – Incentive Stock Option Plan	0.68%	1.50%	0.68%
Burn rate – PSU Plan	–	0.17%	0.16%

Note:

(1)

PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

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Other Information

Stock Options

We have an Incentive Stock Option Plan that was approved by shareholders at our 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Company had two incentive stock options plans (“Previous Option Plans”): an Amended and Restated Incentive Stock Option Plan for employees, consultants and advisors dated May 1, 2014 (“Employee Plan”) and an Amended and Restated Incentive Stock Option Plan for officers and directors dated May 1, 2014 (“Officers and Directors Plan”). At the 2018 Annual Meeting, the shareholders approved combining the Previous Option Plans to form the current Amended and Restated Officer, Employee and Consultant Plan. Amendments to the current plan were also made to provide that non-employee directors are no longer eligible to receive option awards, and to reflect industry standards and changes to laws.

Granting and Vesting

Options under the plan may be granted to full- or part-time employees, including any officer of the Company, or consultants of the Company or a related entity of the Company. No options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves option grants to officers of the Company, while the Compensation Committee approves employee option grants. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms, the maximum option period provided for under the plans, but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted generally vest in three tranches over three years. Options vest upon termination of employment or engagement by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and Directors Plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; or
•	The optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

Exercising Options

The Board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e. the closing price of our common shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within

10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special Situations

If the option holder is no longer eligible to participate in the plan, executive officers have 365 days to exercise any vested options and employees have 30 days, provided that no options shall be exercisable beyond the original expiry date of the option, except in the following situations:

•	On death, his or her estate has 365 days to exercise the vested options
•	On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment or engagement provided that no options shall be exercisable beyond the original expiry date of the option.

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Other Information

Restrictions

Shares Reserved for Issue

From and as of June 21, 2018, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Incentive Stock Option Plan shall not exceed 9,519,589 common shares.

The plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e. 0.5%) of common shares outstanding on the grant date. Common shares that were reserved for options that expire are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plan.

Restrictions for Insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plan or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plan or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan

Beginning in 2018, stock options were no longer granted to directors. Under our previous Director Compensation Policy, the Board could grant up to 100,000 options vested over two years to a non-executive director when he or she is first elected or appointed to our Board, and had the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of CDN$100,000 per year at the discretion of the Board. (See “2020 Director Compensation” on page 76.)

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable on the exercise of any outstanding options and relevant option price, will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body:

•	Option holders are entitled to receive other securities, property or cash (in lieu of common shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for common shares immediately prior thereto and the option price adjusted as deemed necessary or equitable by the Board

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

•	The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

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Other Information

Making Changes to the Plan

Except as described below, shareholders must approve all changes to the plan, including changes that involve:

Changing the number of common shares that can be reserved for issue under the plan, including:

•	Increasing the fixed maximum or fixed maximum percentage
•	Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need shareholder approval to make changes such as:

•	Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date
•	Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve
•	Making housekeeping changes, like correcting errors or clarifying ambiguities
•	Updating the plan to reflect changes in the governing laws, including any TSX compliance requirements

Under the NYSE rules, shareholders generally must approve material changes to compensation plans which may include, among others:

•	A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
•	A material expansion of the types of awards available under the plan
•	A material change in the method of determining the exercise price of options under the plan
•	A material extension of the duration of the plan
•	A material expansion of the class of participants eligible to participate in the plan
•	A repricing of the exercise price of options

The Board may amend, modify or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes, provided, however, that the option holder’s consent is required unless the action would not be material and adverse to the option holder or if the change is specifically permitted under the plan. The Board may not extend the exercise period or lower the exercise price on any outstanding option, unless it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested shareholders, according to the terms of the plans and the TSX, and other regulatory requirements.

Other Terms and Conditions

•	The plan contains requirements for the granting of qualified incentive stock options under the United States tax code
•	The Board can suspend or terminate the plan at any time, and impose other terms and conditions on any options granted under the plan
•	The Board can change or terminate the plan and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares

You can request a copy of the Incentive Stock Option Plan, approved by shareholders on June 21, 2018, by contacting our Corporate Secretary or on the SEDAR website (www.sedar.com).

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 Other Information

Performance Share Units

The shareholders approved a PSU Plan effective May 1, 2014.

Granting

Under the PSU Plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan. See “Performance Share Units” on page 64 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU Plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s  PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e. had the PSUs held in the participant’s PSU account been common shares as of the record date) by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado that may be issued under the PSU Plan is 626,000, subject to adjustment.

Under the PSU Plan, common shares reserved from the treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption) will be available for subsequent grants of PSUs under the PSU Plan.

Restrictions for Insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU Plan or and any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangements.

Vesting

Under the PSU Plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See “Performance Share Units” on page 64 for a discussion of the current performance vesting targets.

Redemption

Under the PSU Plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant’s employment has not been terminated.

PSUs may not be redeemed unless the applicable terms of vesting have been met as determined by the Board in its sole discretion.

Under the PSU Plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the last closing price prior to the redemption.

Additional specific requirements apply to U.S. participants, as set out in the Plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

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Other Information

Assigning or Transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU Plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs, whether vested or not, shall be forfeited and cancelled, if:

•	We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU Plan); or
•	We make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change; or
•	Employment is terminated as a result of disability or the participant’s death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See “Performance Share Units” on page 64 for a discussion of the current performance vesting targets.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

Under the PSU Plan, unless the Board determines otherwise, if we amalgamate, consolidate or merge with or into another corporate body:

•	Any common shares receivable on redemption under the PSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and
•	For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

•	The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

84	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Other Information

Making Changes to the PSU Plan

Under the PSU Plan, except as described below or permitted by the TSX, shareholders must approve all changes to the PSU Plan, including changes that involve:

The number of common shares that can be reserved for issue under the Plan, including:

•	Increasing the fixed maximum or fixed maximum percentage
•	Changing from a fixed maximum number to a fixed maximum percentage
•	Changing from a fixed maximum percentage to a fixed maximum number

Under the PSU Plan, we will not need shareholder approval to make certain changes, such as:

•	Changing the termination provisions of the PSUs or the PSU Plan, as long as it does not extend beyond the original expiry date
•	Making housekeeping changes, like correcting errors or clarifying ambiguities
•	Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU Plan, the Plan may be suspended or terminated at any time by the Board. The termination of the Plan may not affect any PSUs granted under the Plan prior to the termination.

Restricted Share Units

The Board adopted an RSU Plan effective March 16, 2011, and amended and restated the RSU Plan as of October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018, and July 26, 2018, to incorporate a number of changes including a housekeeping change to the definition of “change of control”; changes to permit the inclusion of performance vesting targets in addition to time vesting; adding provisions relating to U.S. participants; addressing tax-related matters; providing drafting consistency among other various equity plans; and increasing the reserve under the Plan as well as making other drafting changes.

NEOs receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

Granting

Under the RSU Plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU Plan. RSUs can be granted subject to vesting on time or achievement of performance targets.

Restrictions

The maximum number of our common shares that may be delivered under the RSU Plan has been 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Computershare Investor Services has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan, and to manage other administration matters. See “Normal Course Issuer Bid” on page 87.

Vesting

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets; such targets would be the same as those under our PSU Plan. Grants of RSUs are also subject to a restricted period – that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs, if the holder does not elect early redemption. The restricted period must not exceed the period commencing January 1, coincident with or immediately preceding the grant, and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

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Other Information

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU Plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date, provided that if the common shares are suspended for trading or have not traded for an extended period of time, the market value will be the fair market value as determined by the Board. Unless previously distributed to the holder, upon redemption of any vested RSUs, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading blackout period. If an RSU is to be redeemed during a blackout period, then, notwithstanding any other provision of the Plan, the RSU shall be redeemed immediately after the blackout period is lifted.

Assigning or Transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

•	Terminate employment for any reason other than cause within 12 months of a change of control; or
•

Make a material adverse change to the executive’s salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the Board determines otherwise. The Board can accelerate the vesting period or waive the vesting or other terms.

If a holder’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the

Board determines otherwise.

Corporate Changes

If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, the common shares receivable with respect to outstanding RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If we amalgamate, consolidate or merge with or into another corporate body, unless the Board determines otherwise:

•	Any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto
•	Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

86	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Other Information

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

•	• The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

Making Changes to the RSU Plan or RSUs

The Board can amend, suspend or terminate the RSU Plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required, unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU Plan.

Normal Course Issuer Bid

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of a normal course issuer bid (“NCIB”). These purchases have been made by GMP Securities LP in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity.

Acquisitions of common shares under the NCIB over the last five years are set out in the table below.

Period	Number of common shares purchased	Average price (CDN$)	Total cost (CDN$)
May 27, 2015 to May 26, 2016	–	–	–
June 13, 2016 to June 12, 2017	–	–	–
June 12, 2018 to June 11, 2019	1,742,130	1.57	2,739,017
July 11, 2019 to July 10, 2020	385,000	12.49	4,808,650

Eldorado has not applied to the TSX since July 10, 2020, to reinstate the NCIB.

Deferred Unit Plan

The Board adopted a Deferred Unit (“DU”) Plan as of July 15, 2010, as amended and restated as of February 20, 2014, and July 26, 2018, to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax-related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. The DUs earn dividend equivalents whenever cash dividends are paid on common shares.

Under the DU Plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

•	The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
•	DUs are denominated in common shares when they are credited to a participant’s account

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Other Information

DUs are settled in cash only. Eldorado allows directors to elect to take all or a portion of the director’s cash compensation in DUs; such election is to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States, not later than December 31 of the previous year. DUs are administered under the terms and conditions of our DU Plan (see below for details).

Participants may redeem the DUs after the “termination date” – the earliest date that both of the following conditions are satisfied:

•	The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement or loss of office as a director
•	The date that the participant is neither an employee nor a member of our Board or any corporation related to Eldorado for the purposes of the Tax Act

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to U.S. designated participants.

Under the DU Plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the Plan.

Securities Authorized for Issue under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs (1) as at December 31, 2020 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2020 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31,2020 (c)
Equity compensation plans approved by security holders	5,617,993	11.56	3,898,038
Equity compensation plans not approved by security holders	-	11.56	-
Total	5,617,933		3,898,038

Note:

(1)

The PSU Plan is limited to no more than 626,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 610,885; this number represents 0.37% of the issued and outstanding common shares.

88	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Other Information

Directors’ Approval

The Board of Directors has approved the contents of this Management Proxy Circular and the sending of this information to Eldorado shareholders.

By Order of the Board of Directors

“Steven Reid”

Steven Reid

Chair of the Board

April 27, 2021

Vancouver, BC

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Schedule A – Board of Directors: Terms of Reference

Eldorado Gold Corporation

Board of Directors: Terms of Reference

February 19, 2020

I.	Roles and Responsibilities

The principal role of the board of directors (the “Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the “CBCA”), the Company’s articles and by-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company’s articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the “Committees”) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i)

Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii)

Performance Review. Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii)	Budgeting. Reviewing and approving the Company’s annual budgets, including capital expenditures.
(iv)	Risk Management. Understanding and overseeing the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.
(v)	Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.
(vi)	CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.
(vii)	Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement.
(viii)	Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the “Directors”).
(ix)	Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.
(x)	Director Nomination. Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee.
(xi)	Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls over financial reporting and disclosure and management information systems.
(xii)	Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.
(xiii)	Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.
(xiv)	Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade.
(xv)	Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.
(xvi)

Corporate Governance. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade and best practice with respect to corporate governance.

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 Schedule A – Board of Directors: Terms of Reference

(xvii)

Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xviii)

Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

(xix)	By-laws. If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.
(xx)

Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form and Management Information Circular, in conjunction with the Committees of the Board as applicable.

(xxi)

Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.

(xxii)

Terms of Reference. Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxiii)	Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.
(xxiv)

Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxv)

Continuing Education. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.

(xxvi)	Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.
(xxvii)	Goodwill. Enhancing the reputation, goodwill and image of the Company.
(xxviii)

General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II.	Composition

Qualification of Directors

(i)	As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)

A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

(iii)	At least 25 percent of the Directors shall be Canadian residents.

Chair of the Board

(i)

The chair of the Board (the “Chair”) shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii)	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.

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Schedule A – Board of Directors: Terms of Reference

Director Nomination, Appointment, Resignation & Retirement

(i)	An individual who is nominated as a director (“Nominee Director”) shall submit a written consent to act to the Company in such form as the Company may require.

(ii)	A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii)

All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv)

In accordance with the Company’s by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v)

A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

(i)	The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii)	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii)

A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.

(iv)	The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.

(v)	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi)	At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii)

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i)

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.

(ii)	The Independent Directors will appoint a member to act as Secretary of the ‘in-camera’ meetings.

(iii)	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.

(iv)	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III.	Expectations of a Director

(i)

Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in- camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.

(ii)

Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii)

Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

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 Schedule A – Board of Directors: Terms of Reference

(iv)

Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company’s Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v)

Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi)	Speaking on Behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy.

(vii)

Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

(viii)	General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV.	Outside Advisors

The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.

V.	Limitation on the Board’s Duties

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI.	Approval

Approved by the Board: February 19, 2020.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	93

Schedule B – Amended and Restated Performance Share Unit Plan

Eldorado Gold Corporation

Amended and Restated Performance Share Unit Plan

for Designated Participants

as approved by Shareholders as of [●] [●], 2021

I.	Purpose of the Plan

1.1	The purposes of the Plan are to:

(a)	promote the alignment of interests between Designated Participants and the shareholders of the Company;

(b)	assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and

(c)	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company's securities by a Designated Participant;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Combination” has the meaning ascribed to that term in Subsection 9.7;

(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)	“Change of Control” means:

(I)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(II)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(III)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(IV)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)	“Company” means Eldorado Gold Corporation;

(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)	“Designated Participant” means such employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan;

(i)

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;

(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(k)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1;

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 Schedule B – Amended and Restated Performance Share Unit Plan

(l)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(m)

“Market Value” of a Performance Share Unit or a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date and if there was no closing price on the Exchange on such date, then the last closing price prior thereto provided that if the Shares are suspended from trading or have not traded on the Exchange for an extended period of time, then the market value will be the fair market value of a Share as determined by the Board in its sole discretion;

(n)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(o)

“Performance Period” means a period as specified by the Board in accordance with Subsection 5.1 after the expiration of which and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or amount payable on account of the redemption of Performance Share Units;

(p)	“Performance Share Unit Account” has the meaning ascribed thereto in Subsection 6.1;

(q)

“Performance Share Units” or “PSUs” means a bookkeeping entry, denominated in Shares (on a one for one basis, unless otherwise provided for in the PSU Agreement), credited to the Performance Share Unit Account of a Designated Participant in accordance with the provisions hereof;

(r)	“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(s)	“PSU Agreement” has the meaning ascribed thereto in Subsection 5.3;

(t)

“Redemption Date” means, subject to Subsection 11.1, in respect of a Vested PSU, the first day following the expiry of the Performance Period applicable to the PSU, except as otherwise provided in Schedule B with respect to PSUs of U.S. Designated Participants;

(u)	“Regulators” has the meaning ascribed thereto in Subsection 10.1;

(v)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45 106;

(w)

“retirement” means termination of employment or engagement with the Company or a related entity of the Company by a Designated Participant after not less than ten (10) years of continuous full time service to the Company or a related entity of the Company provided that on the date of termination the Designated Participant is not less than 58 years old;

(x)	“security based compensation arrangement” means

(I)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;
(II)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;
(III)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;
(IV)	stock appreciation rights involving issuances of securities from treasury of the Company;
(V)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and
(VI)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(y)	“Share” means, subject to Section 9 hereof, a Common share without par value in the capital of the Company;

(z)	“Take-Over Bid” has the meaning ascribed to that term in Subsection 9.6;

(aa)

“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(bb)	“TSX” means the Toronto Stock Exchange;

(cc)

“U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986 in respect of compensation from the Company or its related entity; and

(dd)	“Vested PSU” has the meaning ascribed to that term in Subsection 7.1.

2.2

Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

2.3	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

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Schedule B – Amended and Restated Performance Share Unit Plan

2.4	As used in this Plan,

	(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;
(b)

unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a Section, Subsection, paragraph or Schedule by number or letter or both refer to the Section, Subsection, paragraph or Schedule, respectively, bearing that designation in the Plan; and

	(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer of the Company or the Chairman of the Board shall periodically make recommendations to the Compensation Committee as to the grant of PSUs.

3.3	The Compensation Committee shall, periodically, after considering the recommendations of the Chief Executive Officer and the Chairman, make recommendations to the Board as to the grant of PSUs.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	The maximum number of Shares which may be issued from treasury under the Plan shall not exceed 3,126,000 Shares, subject to adjustment as provided in Section 9.

4.2	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.3

Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.

5.	Grants of PSUs

5.1

Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:

(a)	the date on which such PSUs are to be granted (the “Grant Date”);

(b)	the number of PSUs to be granted;

(c)	the terms under which a PSU shall vest;

(d)

the Performance Period, provided that the Performance Period with respect to a grant of PSUs shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and

(e)	any other terms and conditions (which need not be identical) of all PSUs covered by any grant.

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 Schedule B – Amended and Restated Performance Share Unit Plan

5.2	If the PSUs are inadvertently granted during a Black-Out Period, then the Grant Date shall be deemed to be the first Trading Day following the end of the Black-Out Period.

5.3

Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement (“PSU Agreement”) in a form set out in Schedule A or in such other form as approved by the Board, which shall set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

5.4

A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.

6.	Accounts

6.1

An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s Performance Share Unit Account shall indicate the number of PSUs which have been credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.

6.2

Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Designated Participant’s Performance Share Unit Account in accordance with this Subsection 6.2 , which shall be subject to vesting in the same manner as the applicable Performance Share Unit to which the dividends relate. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. If such Trading Date is during a Black-Out Period, then said day shall be the first Trading Day following the end of the Black-Out Period.

6.3

PSUs that have not vested in accordance with the Plan within the relevant Performance Period, have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s Performance Share Unit Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except in the case of Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.

7.	Vesting, Redemption and Payment of Performance Share Units

7.1

Unless otherwise specified by the Board, subject to the remaining provisions of this Section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to Subsection 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to Section 8, and Schedule B with respect to U.S. Designated Participants, PSUs may not be redeemed until the Redemption Date applicable to such PSU occurs and the performance targets have been met as determined by the Board in its sole discretion. Except where the context requires otherwise, each PSU which is vested pursuant to this Section 7 shall be referred to herein as a “Vested PSU”.

7.2

Subject to Section 8 and Subsection 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and subject to any withholding requirements and Section 8, each Designated Participant shall receive, with respect to all PSUs that are Vested PSUs, at the election of the Board in its sole discretion:

	(a)	a cash payment equal to the Market Value of such Vested PSUs as of the Redemption Date; or
	(b)	such number of Shares, as are equal (unless otherwise provided for in the PSU Plan) to the number of such Vested PSUs; or
	(c)	any combination of the foregoing, such that the cash payment plus such number of Shares, have a value equal to the Market Value of such Vested PSUs as of the Redemption Date;

in each case as soon as practicable following the Redemption Date, and in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted, and for U.S. Designated Participants, no later than 30 days following the Redemption Date.

7.3

The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole number of such Shares.

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Schedule B – Amended and Restated Performance Share Unit Plan

8.	Termination of Employment and Engagement

8.1

Notwithstanding any other provision herein, if a Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period except in circumstances where Subsections 8.2 and 8.3 apply, then, unless the Board, in its sole discretion, determines otherwise, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights (including rights to a payment (cash or Shares)) with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.

8.2	Subsection 8.1 shall not apply if a Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period:

	(a)	by the Company or its related entity, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or
(b)

by the Designated Participant, if the Company or its related entity makes a material adverse change in the location, salary, duties or responsibilities assigned to the Designated Participant, at any time in the 12 months following a Change of Control of the Company and the Designated Participant has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, or

	(c)	as a result of Disability or the Designated Participant’s death,

and the Designated Participant will continue to be entitled to payment on the date of termination of any PSUs of the Designated Participant that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the Performance Period shall be deemed to have vested on the termination date and the Designated Participant will be entitled to payment of such Vested PSUs and notwithstanding any other provision herein the Redemption Date shall be the date of termination.

8.3

If the Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period as a result of retirement then Subsection 8.1 shall not apply and the Designated Participant will continue to be entitled to payment on the Redemption Date of that number of PSUs equal to the number of the Designated Participant’s PSUs that are vested on the Redemption Date multiplied by the Employment Factor, except as otherwise provided in Schedule B with respect U.S Designated Participants. For the purposes of this subsection, “Employment Factor” means x/y where:

(a)	‘x’ is the number of days from and including the commencement of the Performance Period to and including the date of termination of employment or engagement of the Designated Participant; and
(b)	‘y’ is the number of days from and including the commencement of the Performance Period to and including the last day of the Performance Period.

8.4	For greater certainty, notwithstanding any other provision herein (other than Subsections 10.1 and 10.2), a Vested PSU may not be redeemed later than the Redemption Date.

9.	Adjustment on Alteration of Share Capital

9.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, then the number of Shares equal to a PSU shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

9.2

In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

9.3

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), then the obligation to deliver a Share pursuant to the redemption of a PSU under Subsection 7.2 may be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.

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 Schedule B – Amended and Restated Performance Share Unit Plan

9.4

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved) or a successful take-over bid is made for all or substantially all of the Shares, then for the purposes of determining the cash payment to be made to a Designated Participant on the redemption of a PSU under Subsection 7.2, the cash payment shall be equal to the fair market value on the Redemption Date of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger or take-over, as determined in good faith by the Board in its sole discretion, subject to TSX approval, and such determination shall be binding for all purposes of the Plan.

9.5

In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.

9.6

If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).

9.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation, compulsory acquisition or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner in its sole discretion, determine the manner in which all outstanding PSUs shall be treated including, for example, requiring the acceleration of the time for vesting and redemption of the PSU by the Designated Participant and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements) or providing that any Share which would be receivable by a Designated Participant in respect of a redemption of a PSU prior to the effective time of the Business Combination be replaced with the securities, property or cash which the Designated Participant would have received if the Designated Participant had redeemed his or her PSU immediately prior to the effective time of the Business Combination and received Shares, and make any adjustment as may be deemed necessary or equitable by the Board in its sole discretion (including consideration of tax law implications). All determinations of the Board under this Subsection shall be binding for all purposes of the Plan.

9.8

In order to permit Designated Participants to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

9.9

No adjustment provided in this Section 9 shall require the Company to deliver a fractional PSU or Share or cash payment in lieu thereof and the total adjustment with respect to each PSU or Share shall be limited accordingly.

10.	Regulatory Approval

10.1

Notwithstanding any of the provisions contained in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, the Company’s obligation to grant PSUs, deliver Shares hereunder or make payments to a Designated Participant hereunder shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities, including without limitation, any stock exchange on which the Shares are listed (“Regulators”); and

(b)

receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

10.2

Notwithstanding any provisions in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

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Schedule B – Amended and Restated Performance Share Unit Plan

11.	Miscellaneous

11.1

If a Redemption Date occurs during, or within two Trading Days after, a Black-Out Period imposed by the Company, then, notwithstanding any other provision of the Plan, the Redemption Date shall be and the relevant PSU shall be redeemed two Trading Days after the Black- Out Period is lifted by the Company.

11.2

The Plan shall not confer upon any Designated Participant any right with respect to a continuation of employment with or engagement by, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or the related entity to terminate any Designated Participant’s employment or engagement at any time.

11.3	For greater certainty, no interest shall accrue to, or be credited to, the Designated Participant on any amount payable under the Plan.

11.4

PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company. Except as expressly set out herein, no holder of any PSU shall be entitled to receive and no adjustment shall be made for any dividends or any other rights to distributions declared on the Shares.

11.5	The Company makes no representation or warranty as to the future market value of any PSUs or Shares granted or issued in accordance with the provisions of the Plan.

11.6	(a)

If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder the Company or any such related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount.

(b)

Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.

11.7

In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary, special requirements for U.S. Designated Participants are set out in Schedule B.

12.	Effective Date, Amendment and Termination

12.1	The Plan is effective as of May 1, 2014.

12.2

The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the PSUs or Plan which does not extend beyond the original expiry date; and
(b)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable from treasury under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage) from treasury, may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.

12.3

Except as set out above, the Board may (without Shareholder approval) amend, modify or terminate any outstanding PSU, including, but not limited to, substituting another award of the same or of a different type or changing the date of redemption; provided, however that, the Designated Participant’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Designated Participant or is specifically permitted hereunder.

12.4	The original term of the Performance Period may not be extended.

12.5

The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 12 shall affect any PSUs granted pursuant to the Plan prior to such action.

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 Schedule B – Amended and Restated Performance Share Unit Plan

Performance Share Unit Plan for Eldorado Gold Corporation

Schedule A

Designated Participant’s PSU Agreement

1.	Agreement: This agreement (“Agreement”) has been entered into by Eldorado Gold Corporation (the “Company”) and the Designated Participant as defined below.

2.

Acknowledgment: The Designated Participant acknowledges having received a copy of the Performance Share Unit Plan as amended and/or restated from time to time (the “Plan”) and that he or she has read and understands the Plan and agrees that the terms therein (including any amendments thereto since the date of grant) govern the grant hereunder.

3.	Grant: Subject to the terms and conditions of the Plan, the Company grants the Designated Participant the Performance Share Units (“PSUs”) set out below on the terms and conditions set out below.

(a)	Name of Designated Participant: ________________________ (the “Designated Participant”)
(b)	Date of grant: ______________________
(c)	Number of PSUs: ___________________
(d)	Vesting Terms: [●] [insert performance targets including those applicable to additional PSUs under Subsection 6.2 of the Plan]
(e)	Performance Period: [●] [see paragraph 5.1(d) of the Plan]
(f)	Other Terms: [●] [insert other terms if applicable]

4.	Representations: The Designated Participant acknowledges that the Company makes no representation or warranty as to the future value of any PSU granted in accordance with the provisions of the Plan.

5.

Withholding Obligations: The Designated Participant acknowledges and agrees that the Company or a related entity of the Company may be required to withhold from the undersigned’s cash compensation or entitlements under the Plan and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides or is otherwise subject to tax, income taxes, social security contributions and other required source deductions in respect of entitlements under the Plan. Under no circumstances shall the Company or, a related entity to the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant.

6.

Tax Advice: The Designated Participant hereby acknowledges that the grant and redemption of PSUs may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company as to tax or legal ramifications of the grant or redemption of PSUs hereunder and that he or she has been advised to seek independent tax advice as he or she deems necessary.

7.

Consent to Use of Personal Information: The Designated Participant agrees that the Company may collect and use personal information for any purpose that is permitted by law to be made without the consent of the Designated Participant, or is required by law, or by the by-laws, rules, regulations or policies or any regulatory organization governing the Company and that the Company may further use or disclose such information for the following purposes:

(a)	to comply with securities and tax regulatory requirements;
(b)	to provide the Designated Participant with information; and
(c)	to otherwise administer the Plan.

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Schedule B – Amended and Restated Performance Share Unit Plan

8.

Compliance with Laws and Policies: The Designated Participant acknowledges and agrees that the undersigned will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Designated Participant in connection with the Plan.

9.

Terms and Conditions: This Agreement is subject to the terms and conditions set out in the Plan, and such terms and conditions are incorporated herein by this reference and agreed to by the Designated Participant. In the case of any inconsistency between this Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

Effective as of the day of _______________, 20 ___________.

ELDORADO GOLD CORPORATION

Per:
Authorized Signatory

Acknowledged and Agreed to:

Signature of Designated Participant	Signature of Witness

Name and Title of Designated Participant	Name of Witness

102	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

 Schedule B – Amended and Restated Performance Share Unit Plan

Performance Share Unit Plan for Eldorado Gold Corporation

Schedule B

Additional Terms for U.S. Designated Participants

1.

It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A of the U.S. Internal Revenue Code (“Section 409A”) pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly. For greater certainty, for purposes of PSUs held by U.S. Designated Participants, if the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs such that the PSUs are no longer subject to a substantial risk of forfeiture (within the meaning of applicable United States tax laws and regulations), the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied.

2.

A U.S. Designated Participant who has performed not less than ten (10) years of continuous full time service to the Company or a related entity of the Company and the U.S. Designated Participant is not less than 58 years old is referred to herein as “Retirement Eligible U.S. Designated Participant”. If, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant are not subject to, or are no longer subject to, performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture (for greater clarity, continued service vesting conditions of a Retirement Eligible U.S. Designated Participant do not constitute a substantial risk of forfeiture), then, notwithstanding section 8.3 of the Plan, the Redemption Date shall be the date on which such PSUs are not, or are no longer, subject to performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture.

3.

Any adjustments or amendments to outstanding RSUs of U.S. Designated Participants pursuant to Article 9, Article 12 or any other provision of the Plan will be undertaken in a manner that will not result in adverse tax consequences under Section 409A of the Code.

4.

Although it is intended that PSUs will be exempt from Code Section 409A under the short-term deferral exception, if and to the extent that any PSU of U.S. Designated Participants is subject to Section 409A, the following provisions will apply:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its Affiliates.

(b)

If a U.S. Designated Participant becomes entitled to receive payment in respect of any PSUs as a result of his or her termination of employment, termination or similar language shall mean “separation from service” (within the meaning of Section 409A), and if the U.S. Designated Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, any such payment that would otherwise be payable during the six-month period following such separation from service will be delayed until the first day of the seventh month following such separation from service to the extent required to avoid adverse taxation or penalties under Section 409A. If a U.S Designated Participant becomes entitled to payment in respect of any PSUs as a result of a change in control, such payment will occur if and when such change in control constitutes a change in ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 409A).

(c)

Although the Company intends that PSUs will be exempt from Section 409A, or will comply with Section 409A, the Company makes no assurances that the Restricted Share Units will be exempt from Section 409A or will comply with it. Each U.S. Designated Participant, any beneficiary or the U.S. Designated Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Designated Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company, nor any affiliate nor the employees of either shall have any obligation to indemnify or otherwise hold such U.S. Designated Participant or beneficiary or the U.S. Designated Participant’s estate harmless from any or all of such taxes or penalties.

Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular	103

Cautionary Note

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in these Shareholder Materials are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: meeting our targets for diversity on our board and senior management; our 2021 outlook; our guidance and outlook, including expected production, cost guidance and recoveries of gold; continuation of pre-stripping phase at Kışladağ, and benefits thereof; completion of the decline at Lamaque; benefits from capital investments at Olympias; planned to restart construction at Skouries, including timing of activities and a feasibility study; planned capital and exploration expenditures, including expected increases in capital investments in 2021; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about plans for capital investments at our mines, including timing and benefits; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: ability to make capital investments as planned, and timing thereof; ability to achieve benefits of capital investments; results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

104	Eldorado Gold 2021 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

Breaking new ground.

Eldorado Gold Corporation

11th Floor, 550 Burrard Street

Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018

f: +1 604 687 4026

Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD

NYSE: EGO